UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

Collectable Sports Assets, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

484 Broome Street, New York, NY 10013
(Full mailing address of principal executive offices)

916-586-7216
(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager and each Series of the Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company or the Manager will be as currently anticipated. These forward-looking statements are not guarantees of future performance and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Among such risks, trends and other uncertainties, which in some instances are beyond our control, are:

●	Our ability to develop and implement programs that will generate revenues from the assets that are acquired;

●	Our ability to monetize any assets that we acquire at an appropriate time;

●	The volatility of the sports memorabilia markets;

●	The impact and duration of adverse conditions in certain aspects of the economy affecting the economy in general and the sports memorabilia business, in particular;

●	Competition; and,

●	Other risks detailed from time to time in our publicly filed documents.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis contains forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements” above and under “Risk Factors” set forth in our latest offering circular filed with the Securities and Exchange Commission.

Collectable Sports Assets, LLC (the “Company”) was founded on January 16, 2020 and after its initial offerings were qualified in July 2020, began creating Series and acquiring consignable sports memorabilia (the “Asset Class” and for a series, an “Underlying Asset”) to support its business model. The Company launched its operations in September 2020.

During the partial year of operations 2020, the Company acquired assets to consign and successfully closed escrow on eight Regulation A offerings and sold two Underlying Assets off the platform. 2021 was the Company’s first full year of operations. The Company acquired assets to consign, successfully closed escrow on 159 Regulation A offerings, worked to provide secondary trading capability for investors, and sold thirteen Underlying Assets off the platform. During 2022, the Company acquired assets to consign, successfully closed escrow on 71 Regulation A offerings and one Regulation D offering and sold fourteen Underlying Assets off the platform. During the six months ending June 30, 2023, the Company has not conducted any offerings and has sold 74 Underlying Assets off the platform. From July 1, 2023 through September 27, 2023 the Company sold an additional 33 Underlying Assets off the platform.

The Company’s mission has been to leverage technology and design, modern business models influenced by the sharing economy, and advancements in the financial regulatory environment to offer greater access to high-end collectibles as an Asset Class. The Company has sought to provide enthusiasts with access to the market by enabling them to create a diversified portfolio of equity interests in high quality sports memorabilia through a seamless investment experience.

Since our launching, the registered user-base exceeds 90,000 users, with more than 10,000 having participated in at least one auction.

Operating Results

During the six months ending June 30, 2023, the Company did not complete any offerings and as a result it did not generate any revenues; however, the Company did incur expenses directly connected with audit and other maintenance fees for the Series.

During the six months ending June 30, 2023, the Company sold 74 Underlying Assets – and from July 1, 2023 through September 27, 2023, the Company has sold an additional 33 Underlying Assets, with the returns to investors as follows:

1

Series Name	Description	IPO Escrow Date	IPO Price	Sold Date	Net Per Share	% ROI from IPO
#Ruth1914BaltimoreNewsSGC3	Babe Ruth'14 Baltimore News SGC 3	9/23/2021	$3.00	1/17/2023	$4.41	47.0%
#Eruzione1980MiracleOnIceGoldJersey	Mike Eruzione 1980 Mike Eruzione Team USA Hockey Gold Medal Game Jersey - From Historic ‚Miracle on Ice‚ Run	8/30/2022	$10.00	1/19/2023	$10.09	0.9%
#KOBE1997AIRBALLGAMEUSEDSHOES	Kobe Bryant '97 Game Worn & Signed Rookie Playoff Sneakers	4/16/2022	$10.00	3/29/2023	$7.97	-20.3%
#MAYS1959PSA9BASKET	Willie Mays'59 Topps PSA 9 Basket (2x)	5/6/2021	$5.00	4/2/2023	$4.76	-4.9%
#HonusWagner1910PSA5	Honus Wagner'10 Tip Top Bread PSA 5	4/7/2022	$10.00	4/6/2023	$7.89	-21.1%
#BellingerOrangeBGS9.5	Cody Bellinger ‚15 Bowman Chrome Orange Refractor BGS 9.5 #'d /25	6/1/2022	$10.00	4/7/2023	$1.01	-89.9%
#Brady01TicketBooklet	Tom Brady ‚01 Season Ticket Booklet - Replaces Bledsoe first NFL Start & Win	5/13/2022	$10.00	4/7/2023	$3.31	-66.9%
#CrosbyWinterClassicSkates	Sidney Crosby‚ Game Worn & Signed Winter Classic Skates - Photomatched	4/15/2022	$10.00	4/7/2023	$1.58	-84.2%
#MAGICBIRDDRJ1980PSA9	Bird | Dr. J | Magic '80 Topps RC PSA 9	4/7/2022	$5.00	4/7/2023	$1.82	-63.6%
#MESSIROOKIEBASKET	Lionel Messi '04 Rookie Card Basket (2x)	4/30/2021	$10.00	4/7/2023	$0.95	-90.5%
#ZionPrizmsBlueBGS10	Zion Williamson'19 Panini Prizm Blue RC BGS 10	8/17/2021	$5.00	4/7/2023	$0.65	-87.1%
#LBJKobeToppsBasket	Kobe Bryant | LeBron James Topps Rookie Card Basket - BGS 10 (2x)	2/14/2022	$10.00	4/8/2023	$2.66	-73.4%
#Mikan48BowmanPSA7	George Mikan '48 Bowman RC PSA 7	9/23/2021	$5.00	4/8/2023	$3.02	-39.6%
#NTBBallWaxBundle	'17 '18 & '19 National Treasures Basketball Sealed Case Basket (3x)	3/5/2022	$10.00	4/8/2023	$3.60	-64.0%
#TIGERSPAUTHENTICBGS9.5	Tiger Woods '01 SP Authentic Auto BGS 9.5 #'d /900	5/13/2021	$10.00	4/8/2023	$2.13	-78.7%
#JokicRefractor1of1	Nikola Jokic'15 Select Prizms Power RC BGS 9.5 #'d 1/1	6/18/2021	$10.00	4/9/2023	$2.52	-74.8%
#Mantle1965Topps9	Mickey Mantle'65 Topps PSA 9	4/11/2022	$5.00	4/9/2023	$2.42	-51.7%
#JackieLeaf3.5	Jackie Robinson'48 Leaf PSA 3.5 (PWCC-E)	10/25/2021	$5.00	4/10/2023	$1.41	-71.8%
#DonovanMitchellNT9.5	Donovan Mitchell'17 National Treasures RPA BGS 9.5 #'d /99	7/20/2021	$10.00	4/12/2023	$1.37	-86.3%
#GRIFFEY89UPPERDECKSGCGOLD	Ken Griffey Jr.'89 Upper Deck RC SGC 10 Pristine Gold Label	4/7/2022	$10.00	4/12/2023	$2.34	-76.6%
#GLEYBERTORRESORANGE9.5	Gleyber Torres'15 Bowman Chrome Orange Refractor BGS 9.5 #'d /25	3/25/2021	$10.00	4/13/2023	$0.70	-93.0%
#MANTLE1956PSA8BASKET	Mickey Mantle'56 Topps PSA 8 Basket (2x)	4/26/2021	$5.00	4/26/2023	$3.37	-32.6%
#TIGERPUTTER	Tiger Woods'90s Tournament Used Putter	2/17/2021	$10.00	5/1/2023	$8.35	-16.5%
#RICKEYHENDERSONRCPSA10	Rickey Henderson'80 Topps RC PSA 10	6/10/2021	$10.00	5/3/2023	$4.40	-56.0%
#1959TOPPSBASEBALLSET	'59 Topps Baseball Complete Set - PSA 8s with 9 variations	1/6/2022	$10.00	5/12/2023	$5.39	-46.1%
#1969TOPPSBASKETBALLSET	'69 Topps Basketball Complete Set - PSA 8.995 GPA	4/16/2021	$25.00	5/12/2023	$23.38	-6.5%
#AARONDECADEBASKET	Hank Aaron'61 to '71 Topps Basket PSA 9s & 8.5s (11x)	4/7/2022	$10.00	5/12/2023	$6.57	-34.3%
#ALKALINE1954TOPPSPSA9	Al Kaline'54 Topps RC PSA 9	1/4/2022	$10.00	5/12/2023	$7.22	-27.8%
#CassiusClaySonyListonUPIType1	Muhammad Ali ‚65 vs. Liston Original Type I Photo	4/21/2022	$10.00	5/12/2023	$1.27	-87.3%
#Clemente65-68Bat	Roberto Clemente'65-'68 Game Used Bat - PSA/DNA GU 9	8/13/2021	$5.00	5/12/2023	$4.39	-12.2%
#CLEMENTEWHITE&GRAYBASKET	Roberto Clemente'56 Topps Basket PSA 9 (2x)	5/24/2021	$10.00	5/12/2023	$6.61	-33.9%
#COBBMINTE98	Ty Cobb'10 E98 PSA 10	2/22/2021	$10.00	5/12/2023	$6.13	-38.7%
#COBBVINTAGET206PHOTO	Ty Cobb c. '10 T206 Image - Type III Photo	4/9/2021	$10.00	5/12/2023	$3.10	-69.0%
#DIMAGGIO1933BAT	Joe DiMaggio'33-'34 Game Used Bat - PSA/DNA GU 8	6/17/2021	$10.00	5/12/2023	$2.95	-70.5%
#HARMONKILLEBREW1955TOPPSPSA9	Harmon Killebrew'55 Topps RC PSA 9	1/4/2022	$10.00	5/12/2023	$4.81	-51.9%
#JORDANSIGNEDPROFESSIONALBAT	Michael Jordan'94 Game Used & Signed Bat	5/19/2021	$10.00	5/12/2023	$2.60	-74.0%
#LOUGEHRIGRCPHOTO	Lou Gehrig'25 Exhibit Rookie Card Image - Type III Photo	2/7/2022	$10.00	5/12/2023	$4.07	-59.3%
#MANTLE1952BOWMANPSA8	Mickey Mantle'52 Bowman PSA 8	1/12/2021	$15.00	5/12/2023	$17.55	17.0%
#Mantle51BowmanSGC7	Mickey Mantle '51 Bowman RC SGC 7	8/3/2022	$5.00	5/12/2023	$2.18	-56.5%
#Maris58ToppsPSA9	Roger Maris'58 Topps RC PSA 9	9/30/2021	$5.00	5/12/2023	$2.86	-42.7%
#MOOKIEBETTSGLOVE	Mookie Betts'18 Game Worn & Signed Glove - MVP & Gold Glove Season	3/17/2021	$10.00	5/12/2023	$1.97	-80.3%
#PaulMolitor1978ToppsPSA10	Paul Molitor | Alan Trammell'78 Topps RC PSA 10	4/11/2022	$5.00	5/12/2023	$1.96	-60.9%
#RoyCampanella1949BowmanPSA9	Roy Campanella '49 Bowman RC PSA 9	3/31/2022	$10.00	5/12/2023	$4.52	-54.8%
#RUTHGEHRIGBALL	Babe Ruth & Lou Gehrig'33 Dual-Signed Baseball PSA/DNA 7.5	11/24/2020	$36.00	5/12/2023	$27.14	-24.6%
#UnitasPSA8	Johnny Unitas'57 Topps RC PSA 8	9/23/2021	$5.00	5/12/2023	$1.55	-68.9%
#WarrenSpahn1948LeafPSA9	Warren Spahn'48 Leaf #32 PSA 9	3/22/2022	$10.00	5/12/2023	$8.03	-19.7%
#BobbyOrrBruinsJersey	Bobby Orr'70-'71 Boston Bruins Game Worn Jersey - Photomatched	2/28/2022	$10.00	5/24/2023	$10.00	0.0%
#DURANTCHROMEREFRACTORPSA10	Kevin Durant '07 Topps Chrome Refractor RC PSA 10 #'d /1499	1/11/2021	$10.00	6/3/2023	$3.67	-63.3%
#KobeLeBronJordanMagicQuadAuto	Jordan | Kobe | LeBron | Magic'07 UD Black Quad Auto BGS 7 #'d /10	2/28/2022	$5.00	6/5/2023	$1.25	-75.0%
#LeBronBlackDiamond	LeBron James'03 Black Diamond Rainbow RC BGS 9.5 #'d /10	9/30/2021	$5.00	6/5/2023	$0.75	-85.0%
#MONTANARCPSA10	Joe Montana'81 Topps RC PSA 10	4/21/2021	$10.00	6/5/2023	$6.11	-38.9%
#TATISBOWMANBLACKLABEL	Fernando Tatis Jr.'16 Bowman Chrome Blue Refractor Auto BGS 10 #'d /150	5/20/2021	$10.00	6/5/2023	$0.59	-94.1%
#JimmieFoxx1938Bat	Jimmie Foxx'36-'37 Game Used & Signed Bat - PSA/DNA GU 9.5	9/23/2021	$10.00	6/11/2023	$7.77	-22.3%
#SadaharuOhBat	Sadaharu Oh'77-'78 Japanese & English Signed Game Used Bat - PSA/DNA GU 10	8/12/2021	$5.00	6/11/2023	$10.58	111.7%
#AARON1954PSA8.5	Hank Aaron '54 Topps RC PSA 8.5	4/28/2021	$10.00	6/12/2023	$12.78	27.8%
#DONCICBLUEPSA10	Luka Doncic '18 Prizm Blue RC PSA 10	3/22/2021	$10.00	6/12/2023	$1.52	-84.8%
#JORDANFLEER86SGC10	Michael Jordan'86 Fleer RC SGC 10	4/6/2022	$10.00	6/12/2023	$2.44	-75.6%
#JordanLeBronMagicTripleSigs	Jordan | Magic | LeBron'05 SP Triple Authentic Signatures BGS 9.5	8/5/2021	$10.00	6/12/2023	$2.21	-77.9%
#MahomesNT8.5	Patrick Mahomes II'17 National Treasures RPA BGS 8.5 #'d /99	6/4/2021	$10.00	6/12/2023	$1.49	-85.1%
#Serena03NetProPSA10Basket	Serena Williams'03 NetPro Elite 2000 PSA 10 Basket (2x)	8/12/2021	$5.00	6/12/2023	$0.35	-92.9%
#TRAEYOUNGFLAWLESSBGS9	Trae Young'18 Flawless Star Swatches RPA BGS 9 #'d /18	4/1/2021	$10.00	6/12/2023	$1.25	-87.5%
#Clemente1955PSA8	Roberto Clemente '55 Topps RC PSA 8	6/8/2021	$10.00	6/13/2023	$6.68	-33.2%
#Mays1956GrayPSA9	Willie Mays '56 Topps Gray Back PSA 9	5/27/2021	$10.00	6/18/2023	$5.07	-49.3%
#MayweatherRCPSA10	Floyd Mayweather Jr.'97 Brown's Boxing PSA 10	10/20/2021	$5.00	6/19/2023	$0.75	-84.9%
#TrevorLawrenceLeafBasket	Trevor Lawrence'21 Leaf Pro Set RC SGC 10 Gold Basket (20x)	9/27/2021	$5.00	6/19/2023	$0.29	-94.1%
#TysonRCBGS9Basket	Mike Tyson'86 Supersport RC Basket BGS 9 (2x)	5/26/2021	$10.00	6/19/2023	$1.16	-88.4%
#TatumFlawlessGoldBGS9.5	Jayson Tatum ‚17 Panini Flawless Gold RPA BGS 9.5 #'d /10	10/4/2022	$10.00	6/22/2023	$2.43	-75.7%
#MichaelPorterJrBasket	Michael Porter Jr.'18 Prizm Fast Break Black RC BGS 9.5 & Pink Pulsar RC PSA 10	11/30/2021	$5.00	6/24/2023	$0.35	-93.0%
#03ToppsChromeWax	'03 Topps Chrome Basketball Unopened Box	8/12/2021	$10.00	6/26/2023	$3.11	-68.9%
#BradyBowman10	Tom Brady'00 Bowman Chrome RC BGS 10	8/12/2021	$10.00	6/26/2023	$2.70	-73.0%
#DWADEULTIMATE	Dwyane Wade '03 Ultimate Auto RC BGS 10	4/2/2021	$10.00	6/26/2023	$1.46	-85.4%
#LBJEXQUISITE	LeBron James'03 Exquisite RPA BGS 8.5 #'d /99	10/28/2021	$10.00	6/26/2023	$2.40	-76.0%
#NadalNetProGlossy	Rafael Nadal ‚03 NetPro Elite Glossy PSA 10	4/25/2022	$10.00	6/26/2023	$2.17	-78.3%
#BRADYDEBUTTICKET	Tom Brady'00 NFL Debut Full Ticket PSA 7	3/9/2022	$10.00	6/27/2023	$1.13	-88.7%
#18-19BASKETBALLGROWTHBASKET	Luka | Zion | Ja | Trae '18-'19 Prizm Silver PSA 10 Basket (8x)	1/15/2021	$20.00	7/1/2023	$2.42	-87.9%
#BettsBlueRefractorBasket	Mookie Betts '14 Bowman Chrome Blue Refractor BGS 9.5 Basket (2x) #'d /150	4/15/2021	$10.00	7/1/2023	$1.51	-84.9%
#BETTSGOLDREFRACTORBASKET	Mookie Betts'14 Bowman Chrome Gold Refractor BGS 9.5 Basket (2x) #'d /50	5/26/2021	$10.00	7/1/2023	$2.89	-71.1%
#ACUNAGOLD9.5	Ronald Acuna Jr.'17 Bowman Chrome Gold Refractor BGS 9.5 #'d /50	4/8/2021	$5.00	7/4/2023	$2.12	-57.5%
#ELWAY1984ROOKIECARDPSA10BASKET	John Elway'84 Topps RC PSA 10 Basket (2x)	5/17/2021	$10.00	7/4/2023	$3.01	-69.9%
#JETERFOILRCBASKETBGS9.5	Derek Jeter'93 SP RC BGS 9.5 Basket (2x)	5/17/2021	$10.00	7/4/2023	$0.68	-93.2%
#MAGICBIRDDRJPSA8BASKET	Bird | Dr. J | Magic '80 Topps RC PSA 8 Basket (2x)	4/1/2021	$10.00	7/4/2023	$1.60	-84.0%
#MARINO1984ROOKIECARDBGS10BASKET	Dan Marino'84 Topps RC BGS 10 Basket (2x)	3/3/2022	$5.00	7/4/2023	$2.32	-53.6%
#Tiger1stEventStub	Tiger Woods '92 LA Open Full Ticket PSA 6 - 1st PGA Event	6/1/2022	$10.00	7/4/2023	$1.38	-86.2%
#KAWHIBASKET	Kawhi Leonard'12 Prizm RC PSA 10 Basket (30x)	1/8/2021	$30.00	7/9/2023	$1.85	-93.8%
#OrangeDominguez	Jasson Dominguez'20 Bowman Chrome Orange Refractor Auto BGS 9.5 #'d /25	10/26/2021	$10.00	7/9/2023	$2.03	-79.7%
#MahomesBronzeBasket	Patrick Mahomes II '17 Prizm Bronze Stars RC BGS 9 Basket (2x)	11/30/2021	$5.00	7/10/2023	$0.52	-89.6%
#OZZIESMITHRCBGS9.5	Ozzie Smith'79 Topps RC BVG 9.5	6/8/2021	$10.00	7/11/2023	$0.91	-90.9%
#1909E95SGCSet	'09 E95 Philadelphia Caramel Complete Set - SGC 30.62 GPA	9/7/2021	$5.00	7/14/2023	$1.75	-65.0%
#JackieRobinson53Topps8	Jackie Robinson'53 Topps PSA 8	9/23/2021	$5.00	7/14/2023	$3.12	-37.7%
#KOUFAXPSA8	Sandy Koufax'55 Topps RC PSA 8	4/6/2022	$10.00	7/14/2023	$4.75	-52.5%
#Mantle1957ToppsPSA8.5	Mickey Mantle'57 Topps PSA 8.5	10/25/2021	$10.00	7/14/2023	$5.60	-44.0%
#MANTLE1960PSA9	Mickey Mantle'60 Topps PSA 9	6/25/2021	$10.00	7/14/2023	$10.33	3.3%
#MANTLE1964TOPPS9	Mickey Mantle'64 Topps PSA 9	9/30/2021	$10.00	7/14/2023	$4.88	-51.2%
#MANTLE1969TOPPS9	Mickey Mantle'69 Topps PSA 9	4/27/2022	$5.00	7/14/2023	$2.10	-57.9%
#NolanRyan1968ToppsPSA8.5	Nolan Ryan ‚68 Topps RC PSA 8.5	8/30/2022	$10.00	7/14/2023	$5.60	-44.0%
#SandyKoufax1956ToppsGrayBackPSA9	Sandy Koufax'56 Topps Gray Back PSA 9	2/14/2022	$10.00	7/14/2023	$6.92	-30.8%
#SatchelPaige48LeafSGC30	Satchel Paige '48 Leaf #8 SGC 2 (PWCC-A)	9/7/2021	$5.00	7/14/2023	$3.37	-32.6%
#ShoelessJoeJackson1915PSA8	Shoeless" Joe Jackson " '15 M101-5 Sporting News PSA 8 (OC)	1/6/2022	$10.00	7/14/2023	$1.83	-81.7%
#TEDWILLIAMS1939PLAYBALL	Ted Williams'39 Play Ball RC PSA 8	3/30/2021	$10.00	7/14/2023	$9.33	-6.7%
#1980ToppsBasketballWax	'80 Topps Basketball Unopened Box Basket (2x) - BBCE	5/19/2022	$10.00	7/15/2023	$3.73	-62.7%
#GaryCarter1975PSA10Basket	Gary Carter'75 Topps & OPC RC PSA 10 Basket (2x)	5/18/2021	$10.00	7/17/2023	$7.01	-29.9%
#MANTLE1967TOPPS9	Mickey Mantle'67 Topps PSA 9 (PWCC-A)	4/6/2022	$10.00	7/17/2023	$5.55	-44.5%
#Mantle1968PSA9Basket	Mickey Mantle'68 Topps PSA 9 Basket (2x)	5/17/2021	$10.00	7/17/2023	$4.07	-59.3%
#MAYS1960PSA9	Willie Mays'60 Topps PSA 9	4/12/2021	$2.00	7/17/2023	$1.53	-23.6%
#AcunaBowman10Basket	Ronald Acuna Jr. '17 Bowman Chrome Refractor Auto BGS 10 Basket (4x)	8/9/2021	$10.00	7/30/2023	$2.74	-72.6%
#ERLINGHAALANDPSA10BASKET	Erling Haaland'19 Topps Chrome Bundesliga PSA 10 Basket (10x)	9/27/2021	$10.00	8/13/2023	$2.45	-75.5%
#ChamberlainPhilaJersey59-60	Wilt Chamberlain'59-'60 Game Worn Rookie Uniform	6/9/2021	$10.00	8/22/2023	$11.30	13.0%

2

Operating Capital

CSA and its Series incur certain Operating Expenses. If the Company’s Operating Expenses for a particular Series (as described above in Item 1 “Operating Expenses”) exceed the amount of revenue generated from the Underlying Asset of such Series and cannot be covered by any Operating Expense reserves on the balance sheet of the Series, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future gains generated by the Underlying Asset related to such Series, and, or (c) cause additional Interest to be issued in the Series in order to cover such additional amounts.

Liquidity

If the Company or its Series do not have sufficient liquidity to cover its Operating Expenses, and the Manager does not have the liquidity to cover the the Company’s Operating Expenses associated with a Series pursuant to the Company’s Operating Agreement, the Company and the Series will be unable to pay its expenses. As of September 27, 2023, given the Company’s existing liquidity and projected cash flow and that of its Manager, there is doubt whether it will be able to operate for another 12 months unless it receives additional liquidity and is exploring various liquidity options which include borrowings, selling equity or Underlying Assets.

Current Market Conditions

The market and value for investments in sports collectibles, like many asset classes, including equities, bonds, cryptocurrencies and other high-end collectible assets (such as art, wine and coins) are impacted by conditions in the broader markets. These conditions include the overall economic environment, anticipated future economic conditions, current and future interest rates, and supply and demand for investable assets.

There are several factors that will have large potential impacts on our business and operating results going forward including the Manager/Asset Manager’s ability to:

●	continue sourcing high quality Underlying Assets to securitize;

●	market the offerings in individual Series of the Company and attract Investors to acquire the Interests issued by Series of the Company; and

●	enhance the platform to provide rich sets of data to support the issuance and trading of Interests in Series of the Company.

Liquidity and Capital Resources

As of June 30, 2023, the cash and cash equivalents held by the Company consist of reserved cash from Series Offerings, funds collected that are due but not paid to the Manager, funds due to shareholders of the Series that have not yet been distributed, or funds contributed to the Company by the Manager.

3

From inception, the Company and each Series are expected to finance their business activities through capital contributions or other financing from the Manager/Asset Manager (or its affiliates) to the Company and each individual Series. The Company and each Series expect to continue to have access to capital financing from the Manager going forward. Until such time that a Series has the capacity to generate cash flows from operations, the Company believes that the Manager will continue to provide funds to cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series; however, the Manager has no obligation to do so in either case. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual Series at the sole discretion of the Manager.

For the six months ending June 30, 2023, no capital contributions were made to the Company and distributions to equity holders for that period totaled $3,658,125 have been recorded for specific Series.

In the future, the Company may incur financial obligations related to loans made to the Company by officers of the Manager, affiliates of the Manager or third-party lenders. Each Series will repay any loans plus accrued interest used to acquire its Underlying Asset with proceeds generated from the Closing of the Offering of such Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series. At the time of this filing, no financial obligations have been incurred by the Company or any Series. The Company has no outstanding lines of credit. There exists obligations to Collectable Technologies, Inc. (“CTI”), the sole member of the Company, for monies paid on behalf of the Company.

As of September 27, 2023, given the Company’s and the Manager’s existing liquidity and projected cash flow, there is doubt that it will be able to operate for another 12 months unless it receives additional liquidity. The Company is exploring various liquidity options including borrowings, selling equity or Underlying Assets. There is no requirement, however, that the Manager or its affiliates make these contributions or pay any expenses on our behalf; if they do not, we currently do not have other immediately available sources of capital or liquidity.

Asset Liquidity

The Company intends to hold and manage all of the assets indefinitely. Liquidity for Investors may be obtained by selling their shares in the secondary market or as a result of the Manager’s full sale of the Underlying Assets of a Series. The secondary market for any Series of Interests is somewhat limited and volatile and there can be no assurances secondary trading will continue. Should an offer to liquidate an Underlying Asset materialize and be in the best interest of the Investors, as determined by the Manager, the Manager, with valuation guidance from a board of advisors will consider the merits of such offers on a case-by-case basis and potentially sell the Underlying Asset. Furthermore, should an Underlying Asset become obsolete (e.g., due to lack Investor demand for its Interests) or suffer from a catastrophic event, the Manager may choose to sell the asset. As a result of a sale under any circumstances, the Manager would distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under the asset’s insurance contract) to the Interest Holders of the applicable Series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any Operating Expenses Reimbursement Obligation, on the Underlying Asset or of the Series at that time).

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

4

Item 3. Financial Statements

Pursuant to Securities Act Rule 257(b)(3), Collectable Sports Assets, LLC (the “Company”) hereby files the unaudited financial statements covering the six-month periods ended June 30, 2023 and June 30, 2022.

COLLECTABLE SPORTS ASSETS, LLC

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2023 (Unaudited)
AND JUNE 30, 2022 (Unaudited)

	TOTAL CONSOLIDATED Balance Sheet as of June 30, 2023 (Unaudited)	TOTAL CONSOLIDATED Balance Sheet as of June 30, 2022 (Unaudited)
ASSETS
Current Assets
Cash	240,239.70	1,577,215.00
Accounts Receivable	976,408.57	35,090.00
Prepaid Consignments	-	318,250.00
Due from Related Parties	-	-
Due from Affiliate	1,320,850.35	1,857,353.00
Reserve - Asset	273,644.57	263,306.00
TOTAL CURRENT ASSETS	$2,811,143.19	$4,051,214.00

Other Assets
Collectable Assets	16,278,470.95	31,958,445.00
Deferred Tax Asset	741,415.24	-
Deferred Tax Asset V/A	(741,415.24)	-
TOTAL OTHER ASSETS	$16,278,470.95	$31,958,445.00

TOTAL ASSETS	$19,089,614.14	$36,009,659.00

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Consignment Liabilities	-	76,120.00
Sale Payout Liabilities	1,038,279.78	120.00
Taxes Payable	28,979.67	-
Due to Affiliates	1,183,613.66	3,442,105.00
Other Current Liabilities	185,649.15	230,577.00
TOTAL CURRENT LIABILITIES	$2,436,522.26	$3,748,922.00

TOTAL LIABILITIES	$2,436,522.26	$3,748,922.00

MEMBERS’ EQUITY/(DEFICIT)
Membership Contributions	$39,637,149.50	$37,880,022.00
Membership Distributions	$(11,170,124.63)	$(7,570,000.00)
Retained Equity	$(11,019,382.53)	$1,593,787.00
Net Income / (loss)	$(794,550.46)	$356,928.00
TOTAL MEMBERS’ EQUITY/(DEFICIT)	$16,653,091.88	$32,260,737.00

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$19,089,614.14	$36,009,659.00

See accompanying notes, which are an integral part of these financial statements

COLLECTABLE SPORTS ASSETS, LLC

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2023 (Unaudited)
AND JUNE 30, 2022 (Unaudited)

	TOTAL CONSOLIDATED Statement of Operations For the Six Months Ending June 30, 2023 (Unaudited)	TOTAL CONSOLIDATED Statement of Operations For the Six Months Ending June 30, 2022 (Unaudited)
Operating Expenses
Professional Fees	140,656.81	-
Accounting & Audit	204,195.16	-
Bank Fees	30.00	-
Total Operating Expenses	344,881.97	-

Other Income
Gain (Loss) on Sale of Assets	(420,690.07)	356,928.00
Interest Income	1.25	-
Deferred Tax Benefit	(544,784.09)	-
Valuation Allowance	544,784.09	-
Total Other Income	(420,688.82)	356,928.00
Impairment Loss on Series	-	-
Income Tax Expense Current Year	28,979.67	-
Other Expense	-	-
Total Other Expense	28,979.67	-
Net Income (Loss)	(794,550.46)	356,928.00

See accompanying notes, which are an integral part of these financial statements.

COLLECTABLE SPORTS ASSETS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY FOR THE PERIOD FROM
JANUARY 16, 2020 (Inception) TO JUNE 30, 2023 (Unaudited)

TOTAL CONSOLIDATED Member’s Equity from January 16, 2020 (Inception) through June 30, 2023 (Unaudited)
Balance December 31, 2020	$3,249,958.34
FY 2020 Net Income (Loss)	$1,507,733.25
FY 2021 Membership Contributions	$26,725,652.00
FY 2021 Membership Distributions	$(5,861,500.00)
Balance December 31, 2021	$25,621,843.59
FY 2022 Net Income/(Loss)	$(12,613,369.12)
FY 2022 Membership Contributions	$9,473,739.50
FY 2022 Membership Distributions	$(1,650,500.00)
Balance December 31, 2022	$20,831,713.97
H1 2023 Net Income/(Loss)	$(794,550.46)
H1 2023 Membership Contributions	$21,353.00
H1 2023 Membership Distributions	$(3,405,424.63)
Balance June 30, 2023	$16,653,091.88

See accompanying notes, which are an integral part of these financial statements.

COLLECTABLE SPORTS ASSETS, LLC

CONSOLIDATED STATEMENT OF CASH FLOW FOR THE SIX MONTHS ENDED JUNE 30, 2023 (Unaudited)
AND JUNE 30, 2022 (Unaudited)

	TOTAL CONSOLIDATED Statement of Cash Flow For the Six Months Ended June 30, 2023 (Unaudited)	TOTAL CONSOLIDATED Statement of Cash Flow For the Six Months Ended June 30, 2022 (Unaudited)
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(794,550.46)	$356,928.00
Adjustment to reconcile Net Income (Loss) to Net Cash Provided By (used in) Operations:
Gain (-) Loss (+) on Sale of Assets		(356,928.00)
Impairment Loss on Series	-	-
Accounts Receivable	(976,408.57)	(7,570.00)
Due from Related Party	-	-
CSA Due From CSAM	271,953.15	(1,144,342.00)
Reserve - Asset	-	(56,534.00)
Prepaid Fees and Expenses	-	-
Prepaid Consignments	-	148,520.00
Taxes Payable	7,626.67	-
Due to Affiliate CTI	(575,832.51)	1,343,001.00
Due to Affiliate CSAM	(27,281.47)	-
Consignment Liabilities	-	40,148.00
Sale Payout Liability	1,038,279.78	18,664.00
Other Current Liabilities	(67,705.09)	43,475.00
Net Cash Flows provided by (Used In) Operating Activities	$(1,123,918.50)	$385,362.00

Cash Flow from Investing Activities
Purchase of Collectable Assets	-	(6,615,961.00)
Proceeds From Sale of Collectable Assets	4,257,969.92	1,456,000.00
Net Cash provided by (Used In) Investing Activities	$4,257,969.92	$(5,159,961.00)

Cash Flows From Financing Activities:
Capital Contributions	21,353.00	6,648,177.00
Distributions to equity holders	(3,405,624.63)	(1,456,000.00)
Net Cash Flows Provided by (Used In) Financing Activities	$(3,384,271.63)	$5,192,177.00

Net increase (decrease) in cash	$(250,220.21)	$417,578.00

Cash at Beginning of Period	$490,459.91	$1,159,637.15

Cash at End of Period	$240,239.70	$1,577,215.15

Supplemental Disclosure of Non-Cash Operations:
Other Current Liability prior years written off against Gain/(Loss) on Series	-	-

Supplemental Disclosure of Non-Cash Investing & Financing Activities:
Memberhip Interests surrendered by asset seller as consideration	405,509.25	-
Membership Interests issued to asset seller as consideration	-	858,550.00
Membership Interests issued to asset manager as consideration	-	231,237.00

See accompanying notes, which are an integral part of these financial statements.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 (Unaudited)

NOTE 1: NATURE OF OPERATIONS

Collectable Sports Assets LLC (the “Company”) is a series limited liability company formed on January 16, 2020 pursuant to the Delaware Limited Liability Company Act. The Company was formed to engage in the business of acquiring and managing a collection of investment grade memorabilia or collectibles (the “Collectable Assets” or “Assets”). The Company has created, and it is expected that the Company will continue to create, separate Series of the Company (each, a “Series”), and that each Collectable Asset will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that series but will not be entitled to share in the return of any other Series.

The Company is dependent upon additional capital resources for its planned principal operations and subject to risks and uncertainties, including failure to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

CS Asset Manager, LLC is the manager of the Company (the “Manager”) and serves as the asset manager for the Collectable Assets issued by the Company and each Series (the “Asset Manager”). The Series acquire the Collectable Assets from the Manager and develop the financial, offering and other materials to begin offering the Interests through a mobile app-based investment platform called Collectable (the “Collectable Platform”).

The Company sells and intends to continue selling Interests in a number of separate individual Series. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of the closing of an offering related to that series are a Collectable Asset (plus any cash reserves for future operating expenses). All voting rights, except as specified in the Operating Agreement or required by law, remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required for the appropriate upkeep of each Collectable Asset, determining how to best commercialize the applicable Collectable Assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the operating agreement of the Company, as amended and restated from time to time (the “Operating Agreement”).

Operating Agreement

General

In accordance with the Company’s Operating Agreement, each Interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 (Unaudited)

Voting Rights

Unless otherwise provided in the Operating Agreement or any Series Designation, (i) each Record Holder of lnterests shall be entitled to one vote per Interest for all matters submitted for the consent or approval of Members generally, (ii) all Record Holders of lnterests (regardless of Series) shall vote together as a single class on all matters as to which all Record Holders of lnterests are entitled to vote, (iii) Record Holders of a particular Series of Interests shall be entitled to one vote per Interest for all matters submitted for the consent or approval of the Members of such Series and (iv) the Managing Member or any of its Affiliates shall not be entitled to vote in connection with any Interests they hold pursuant to Section 3.1(h of the Operating Agreement) and no such Interests shall be deemed outstanding for purposes of any such vote.

Free Cash Flow Distributions

The Manager has sole discretion in determining what distributions of free cash flow, if any, are made to holders of Interests of each Series. Free cash flow consists of the net income (as determined under accounting principles generally accepted in the United States of America (“GAAP”)) generated by such Series plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the Collectable Asset related to such Series. The Manager may maintain free cash flow funds in a deposit account or an investment account for the benefit of the Series.

˗	Any free cash flow generated by a Series from the utilization of the Collectable Asset related to such Series shall be applied within the Series in the following order of priority:

˗	Satisfy any tax liability associated with capital gains in connection with the sale of the Series and repay any amounts outstanding operating expenses plus accrued interest;

˗	thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future operating expenses;

˗	thereafter by way of distribution to holders of the Interests of such Series (net of corporate income taxes applicable to the Series), which may include asset sellers of the Collectable Asset related to such Series or the Manager or any of its affiliates.

Manager’s Interest

Unless otherwise set forth in the applicable Series designation, the Manager shall acquire a minimum of 0.5% with no maximum of the Interests sold in connection with each offering (of which the Manager may sell all or any portion from time to time following the closing of such offering) for the same price per share offered to all other potential investors.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 (Unaudited)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year ending December 31 as its basis of reporting.

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued. Management has determined that as of September 27, 2023, there is doubt that it has adequate liquidity to operate for the next twelve months unless it receives additional liquidity. The Company is exploring various liquidity options which include borrowings, selling equity or Underlying Assets.

The accompanying consolidated financial statements include the accounts of Collectable Sports Assets LLC as well as its Series required to be consolidated under U.S. GAAP. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires our manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of June 30, 2023, the Company had $240,240 of cash on hand held in the Company’s checking accounts.

Accounts Receivable

The Company considers a right to receive payment pursuant to an arrangement with another Person or Company pursuant to which such other Person or Company is obligated to be accounts receivable. As of June 30, 2023, the Company has no Accounts Receivable from consignment agreements but has receivables totaling $976,409 in connection for money owed from the sale of a Series.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 (Unaudited)

Prepaid Consignment

Prepaid Consignments represent any early payment of the cash value of the asset as agreed upon with the Seller in the Consignment Agreement. This type of prepayment would only be made in limited situations in order to secure the asset from a Seller when the escrow closing of an IPO is imminent but risk of losing the asset exits.

Consignment Liability

Upon the close of escrow of a Series, the agreed upon cash value of the asset to the Seller as written in the Consignment Agreement is recorded as a Consignment Liability on the Balance Sheet of the related Series. When the money has been paid to the Seller this liability is relieved and obligations are fulfilled for the agreed upon cash obligation to the seller for the purchase of the asset.

Collectable Assets and other Sports Memorabilia

The Collectable Assets are recorded at cost. The cost of the Collectable Asset includes the purchase price, including any deposits for the asset funded by the Manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the asset related to each series incurred prior to the closing, including brokerage and sales fees and commissions, appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.

The Manager annually evaluates each asset’s carrying value compared to the current market value of the asset to determine if an adjustment is needed to be recorded, in accordance with the accounting principles generally accepted in the United States of America. For 2021, to measure the value of assets and test for impairment the Company used the market capitalization of the Asset based on the average of the market closing price for the last five Fridays of the year. For 2022, to measure the value of the assets and test for impairment the Company used the market capitalization based on the VWAP (Volume Weighted Average Price) as of December 2022, which the Company feels more accurately represents the Asset’s public value.

Acquisition expenses are typically paid for in advance by the Manager and are reimbursed by the Series from the proceeds of the offering. The Series also distributes the appropriate amounts for the brokerage fee and, if applicable, the sourcing fee, using cash from the offering.

To the extent that certain expenses are anticipated prior to the closing of an offering but are to be incurred after the closing (e.g., storage fees), additional cash from the proceeds of the offering will be retained on the Series balance sheet as reserves to cover such future anticipated expenses after the closing of the offering. Acquisition expenses are capitalized into the cost of the Collectable Asset. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager, and these expenses will be accounted for as capital contributions, and the acquisition expenses expensed.

As of June 30, 2023, the Company’s total investment in the Collectable Assets across all Series, net of impairment recognition (which is measured annually at the end of each year), was $16,278,471, as detailed in the table below.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 (Unaudited)

Series Name	Description	Year End Value ($)
#03EXQUISITEBOX	Unopened Box	60,806.70
#18-19BASKETBALLGROWTHBASKET	'18-'19 Prizm Silver PSA 10 Basket (8x)	22,080.50
#1909E95SGCSET	Complete Set - SGC 30.62 GPA	23,646.62
#1964KOUFAXJERSEY	'64-'65 Game Worn Jersey - Photomatched/MEARS A10	411,566.27
#1980ToppsBasketballWax	Unopened Box Basket (2x) - BBCE	55,032.25
#1986WAX	Unopened Box - BBCE	180,810.72
#2000PLAYOFFCONTENDERSWAX	Unopened Box	23,582.50
#48LeafRuthSGC8	'48 Leaf Babe Ruth SGC 8 (PWCC-A)	44,575.42
#49BowmanJackieAuto	49 Bowman PSA Auth./8 Auto	50,202.10
#86AutoFleerSet	Signed 1986 Fleer Basketball Complete Set	109,500.00
#96SkyboxE-X2000Wax	Unopened Box Basket (3x)	20,166.57
#ACUNAGOLD9.5	'17 Bowman Chrome Gold Refractor BGS 9.5 #'d /50	17,144.11
#ALIWBCBELT	'74 Rumble in the Jungle" WBC Title Belt"	427,756.89
#ANDRE&HULKWRESTLINGBASKET	Wrestle Mania Basket (2x)	46,071.57
#ANDRETHEGIANT	Game Used Jockstrap	10,773.50
#AcunaBowman10Basket	'17 Bowman Chrome Refractor Auto BGS 10 Basket (4x)	41,745.78
#AlexRodriguez09WSUniform	'09 World Series Game Worn & Signed Uniform	60,861.99
#AliRookieCardBVG8	'60 Hemmets Journal RC BVG 8	16,966.82
#BETTSGOLDREFRACTORBASKET	'14 Bowman Chrome Gold Refractor BGS 9.5 Basket (2x) #'d /50	51,713.20
#BRADYPLAYOFFCONTENDERSBASKET	'00 Playoff Contenders RC BGS 9 Basket (2x)	92,268.75
#BRADYROOKIE	'00 SP Authentic RC PSA 10 #'d /1250	58,575.00
#BabeRuthBowsOutPhoto	'48 Babe Bows Out" Pulitzer Prize Winning Type 1 Photo"	49,842.60
#BettsBlueRefractorBasket	'14 Bowman Chrome Blue Refractor BGS 9.5 Basket (2x) #'d /150	7,337.54
#BobbyOrrBruinsJersey	'70-'71 Boston Bruins Game Worn Jersey - Photomatched	303,843.91
#Brady2000SPXSpectrumBGS9.5	'00 SPx Spectrum RC BGS 9.5 #'d /25	282,356.14
#BradyChampionshipTicket	'00 Contenders Championship Ticket RC BGS 8.5 #'d /100	869,168.85
#CHAMBERLAINHSUNIFORM	'54 Game Worn High School Uniform	319,250.00
#CHAMBERLAINPHILAJERSEY59-60	'59-'60 Game Worn Rookie Uniform	1,334,625.00
#CROSBYTHECUPBASKET	'05 The Cup RPA BGS 9.5 & BGS 9 Basket (2x) #'d /99	139,083.41
#CharlesBarkleySunsJersey	'94 Playoff Career-High 56 Point Game Worn Jersey - Photomatched	139,796.29
#ChicagoBullsDynastyHardwood	'95-'98 Bulls Bench Game Used Hardwood Floor	143,306.85
#ChrisBoshGameWornRaptorsSneakers	'06-'07 Game Worn & Signed Sneakers	4,668.58
#CristianoRonaldoRC1of1	'14 Panini Prizm World Cup Signatures BGS 9 #'d 1/1	81,183.25
#CurryGoldToppsPSA10	09 Topps Gold RC PSA 10 #'d /2009	32,000.00
#DaveBingSigned50GreatestNBAPlay	'97 Exclusive Player Edition - Dave Bing #'d 1/1	40,279.74
#Durant07-08ExquisiteLimitedLogosBGS9.5	'07 Exquisite Limited Logos RPA BGS 9.5 #'d /50	221,824.70
#ELWAY1984ROOKIECARDPSA10BASKET	'84 Topps RC PSA 10 Basket (2x)	14,648.44
#EMMITTSMITH10KJERSEY	'96 10K Yard Rushing Uniform	31,762.50
#EMMITTSMITHMVPBASKET	'93 & '94 MVP Trophy Basket (2x)	52,710.94
#EddiePlankT206PSA4	'09 T206 Sweet Caporal PSA 4	241,000.63
#EmbiidFirst50PointGameJersey	21 50-Point Game Worn Jersey - Photomatched	10,046.37
#ErlingHaalandPSA10Basket	'19 Topps Chrome Bundesliga PSA 10 Basket (10x)	14,560.00
#GIANNISGOLDIMMACULATE	'13 Immaculate Premium RPA Gold BGS 9 #'d /10	39,708.00
#GRETZKYOPEECHEE1979	'79 O-Pee-Chee RC PSA 9	69,400.00
#GaryCarter1975PSA10Basket	'75 Topps & OPC RC PSA 10 Basket (2x)	39,000.00
#Giannis48PointGameSneakers	'19 48-Point Game Worn & Signed Sneakers - Photomatched	17,783.25
#Gretzky1979Topps9	'79 Topps RC PSA 9	57,344.80
#Gretzky1981SportsIllustratedCoverCGC9.4	81 Sports Illustrated Newsstand 1st Cover CGC 9.4	35,600.00
#HamiltonChromeOrangeSapphire	'20 Topps Chrome F1 Sapphire Orange PSA 9 #'d /25	13,385.87
#JACKIEROBINSONAUTOBAT	'49 Signed Model Bat - MVP Season	69,252.31
#JETERFOILRCBASKETBGS9.5	'93 SP RC BGS 9.5 Basket (2x)	21,733.90
#JORDANEXQUISITEBGS8	'07 Exquisite Collection Numbers BGS 8 #'d /23	28,586.01
#JORDANPSA10	'86 Fleer RC PSA 10	100,162.52
#JORDANROOKIEJERSEY	'84-'85 Game Worn & Signed Rookie Jersey	244,645.00
#JackieRobinson1952ToppsPSA8.5	'52 Topps PSA 8.5	575,225.00
#JackieRobinson53Topps8	'53 Topps PSA 8	54,945.00
#Jordan86FleerBGS9.5Basket	'86 Fleer RC BGS 9.5 Basket (2x)	67,891.84
#JordanExquisite8.5Flashback	'09 Exquisite Rookie Flashback Patch Auto BGS 8.5 #'d /23	95,296.60
#JordanLeBronSignoftheTimes	'05 Sign of the Times Dual Auto BGS 10 #'d /50	76,097.99
#JoshAllenGoldBGS9.5	'18 Prizm Gold RC BGS 9.5 #'d /10	30,200.00
#JustinHerbertHiddenTreasureRPA	'20 National Treasures Hidden Treasures RPA BGS 9 #'d /5	32,723.36
#KAWHIBASKET	'12 Prizm RC PSA 10 Basket (30x)	16,410.62
#KOBEREEBOKIVERSONRETROS	'02 Game Worn & Signed Sneakers	26,854.30
#KOUFAX55PSA9	'55 Topps RC PSA 9	392,099.96
#KareemPointsRecordBall	'89 NBA Record 38387 Point Signed Game Ball	128,040.12
#KevinDurantHSJersey	'05-'06 Game Worn High School Jersey - Photomatched	117,813.00
#KobeBlackHistoryMonthFinalSeasonShoes	16 Game Worn Black History Month Sneakers - Photomatched	48,153.50
#KobeBryant2001WarmUpJacket	'00-'01 1st Ring Ceremony & NBA Finals Game Worn Jacket	73,454.06
#KobeBryantFirstWhite#24Jersey	'06-'07 Debut White #24 Jersey - Scoring Title Season	324,874.19
#KobeBryantRoyalBlueJordanSneakers	'03 Game Worn & Signed Jordan 12 'French Blue' Sneakers	39,447.50
#KobeFinalSeasonSneakers	'15 Final Season Game Worn Sneakers	20,786.62
#KoufaxPSA8	'55 Topps RC PSA 8	26,954.76
#LEBRONBLACKREFRACTOR	'03 Topps Chrome Black Refractor RC BGS 9.5 #'d /500	79,994.06
#LEBRONEMBLEMSOFENDORSEMENT	'04 Exquisite Emblems of Endorsement BGS 9	61,067.99
#LEBRONMELOWADETRIORC	'03 Fleer Crystal Trio RC PSA 10 #'d /50	90,758.62
#LEBRONULTIMATE	'03 Ultimate Collection Auto RC BGS 9.5 #'d /250	66,010.14
#LeBronCredentials	'03 Fleer E-X Essential Credentials Now RC BGS 9.5 MBA #'d /102	44,761.73
#LeBronMeloBosh2008TripleLogoMan	'08 Exquisite Triple Logoman #'d 1/1	77,570.28
#LeBronMeloDualLogoman	'04 Exquisite Dual Logoman BGS 9 #'d 1/1	383,791.85
#LeBronRookieShoes	'03 Game Worn Rookie Sneakers - Photomatched to 3 Games	356,284.41
#LukaRookieJersey	'18-'19 Game Worn Rookie Jersey - Photomatched (9 games)	360,272.33
#LukaWhiteSparkle	'18 Prizm White Sparkle RC PSA 9 #'d 1/1	280,515.99
#MAGICBIRDDRJPSA8BASKET	'80 Topps RC PSA 8 Basket (2x)	6,794.42
#MAGICBIRDLOGOMAN	'04 Exquisite Dual Logoman Auto BGS 9 #'d 1/1	222,042.40
#MANTLE1952BOWMANPSA8	'52 Bowman PSA 8	15,000.00
#MANTLE1952TOPPSPSA8	'52 Topps PSA 8	497,330.00
#MANTLE1960PSA9	'60 Topps PSA 9	41,189.50
#MANTLE52TOPPSPSA7	'52 Topps PSA 7	316,000.00
#MANTLE54BOWMANBASKET	'54 Bowman PSA 8 Basket (3x)	29,807.29
#MARINO1984ROOKIECARDBGS10BASKET	'84 Topps RC BGS 10 Basket (2x)	10,286.25
#MARINOMANNINGFAVREJERSEYS	Game Worn Jersey Basket (3x)	36,429.01
#MAYS1951BOWMAN7	'51 Bowman RC PSA 7	70,153.12
#MAYS1952PSA8	'52 Topps PSA 8	224,984.67
#MLBAllStarGameTicketRunCollection	'33-'19 MLB Ticket Basket - PSA Graded	22,268.75
#MLBHALLOFFAMEBASEBALL	'39 Original Inductees Multi-Signed Ball - PSA/DNA 6	235,219.25
#MPJChampionshipTicket	'18 Championship Ticket Auto RC BGS 9 #'d 1/1	2,863.92
#MahomesBronzeBasket	'17 Prizm Bronze Stars RC BGS 9 Basket (2x)	98,417.00
#MahomesImmaculate1of1	'17 Immaculate Platinum Logo RPA #'d 1/1	113,935.68
#MahomesNT1of1	'17 National Treasures 'Laundry Tag' RPA #'d 1/1	618,966.29
#Mantle1953Bowman8Basket	'53 Bowman PSA 8 Basket (2x)	29,931.75
#Mantle1953Topps8	'53 Topps PSA 8	100,771.36
#Mantle1957ToppsPSA8.5	'57 Topps PSA 8.5	44,444.64
#Mantle1964Topps9	'64 Topps PSA 9	46,882.17
#Mantle1966ToppsPSA9Basket	'66 Topps PSA 9 Basket (2x)	42,225.35
#Mantle1968PSA9Basket	'68 Topps PSA 9 Basket (2x)	18,979.90
#Mantle1969Topps9	'69 Topps PSA 9	32,340.00
#MantleDebutStub	'51 MLB Debut Ticket Stub PSA Auth.	31,513.62
#Mays1956GrayPSA9	'56 Topps Gray Back PSA 9	36,162.68
#MessiMegacracks#71PSA9	'04 Panini Sports Mega Cracks PSA 9	33,938.73
#NegroLeagueLegendaryCutsBasket	Cut Signature Basket (2x)	32,197.73
#NolanRyan1968MiltonBradleyPSA9	68 Milton Bradley RC PSA 9	126,190.08
#NolanRyan1968ToppsPSA8.5	68 Topps RC PSA 8.5	23,788.50
#OZZIESMITHRCBGS9.5	'79 Topps RC BVG 9.5	20,700.90
#OrangeDominguez	'20 Bowman Chrome Orange Refractor Auto BGS 9.5 #'d /25	16,800.00
#OvechkinSPAuthBasket9.5	'05 SP Authentic RC BGS 9.5 Basket (2x) #'d /999	24,619.36
#OvechkinTheCupBGSGemMint9.5	'05 The Cup 4-Color RPA BGS 9.5 #'d /99	321,901.37
#PaulPierce2010ASGJersey	'10 NBA All-Star Game Worn Jersey - Photomatched	4,088.50
#Pele1958AmericanaPSA3	'58 Americana Ltda. PSA 3	76,224.03
#PeytonManningMVPHelmet	'03-'04 Game Worn MVP Season Helmet - Photomatched	170,290.26
#RONALDO2002PANINIFUTEBOLSTICKERSPSA10	'02 Panini Portugal Stickers RC PSA 10	64,685.70
#RONALDO2003PANINIMEGACRAQUESPSA10	'03 Panini Mega Craques RC PSA 10	153,739.53
#RipkenRookieJersey&CardBasket	81-82 Game Worn & Signed Jersey - Photomatched to Topps RC	122,973.33
#Ruth33GoudeySGC8	'33 Goudey SGC 8	140,860.00
#SandyKoufax1956ToppsGrayBackPSA9	'56 Topps Gray Back PSA 9	30,877.90
#SatchelPaige48LeafSGC30	'48 Leaf #8 SGC 2 (PWCC-A)	23,804.62
#ShoelessJoeJackson1915PSA8	'15 M101-5 Sporting News PSA 8 (OC)	44,656.83
#TEDWILLIAMS1939PLAYBALL	'39 Play Ball RC PSA 8	32,880.00
#TIGERSIFORKIDS	'96 SI For Kids PSA 10	23,785.00
#TheRockBumbleBeePSA10	'94 Miami/Bumble Bee RC PSA 10	20,485.00
#Tiger1stEventStub	'92 LA Open Full Ticket PSA 6 - 1st PGA Event	28,188.28
#TigerWoodsDebutTicket	'96 Greater Milwaukee Open Pro Debut Full Ticket - PSA 8	37,866.81
#TimDuncanPMGGreen	'97 Precious Metal Gems Emerald RC BGS 8	226,570.00
#TraeYoungFlawlessGreenBGS9	'18 Flawless Green Auto RC BGS 9 #'d /5	15,875.00
#TroutFinestSuperfractor	'11 Finest Superfractor Auto RC PSA Auth. #'d 1/1	114,628.01
#UNITAS1965JERSEY	'65 Game Worn Jersey - Photomatched	165,900.00
#WiltChamberlain1961FleerRCPSA9	'61 Fleer RC PSA 9	289,383.23
#YaoDuncanDirkTripleLogoman	'06 Exquisite Triple Logoman #'d 1/1	49,162.50
#ZIONRPABGS9	'19 National Treasures Stars & Stripes RPA BGS 9 #'d /30	52,430.25
	TOTAL	16,278,470.95

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 (Unaudited)

Operating Expenses

After the closing of an offering of Interests, each Series is responsible for its own operating expenses, including all fees, costs and expenses incurred in connection with the management of the Collectable Assets. This includes transportation, import taxes, income taxes, storage (including property rental fees should the Manager decide to rent a property to store a number of Collectable Assets), security, valuation, custodial, marketing and utilization of the Collectable Assets; any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states, any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the Securities and Exchange Commission; any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Manager or Asset Manager, in connection with the Collectable Assets; any withholding or transfer taxes imposed on the Company, a Series or any Interest holders as a result of its or their earnings, investments or withdrawals; any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or the Manager in connection with the affairs of the Company or a Series; the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series; all custodial fees, costs and expenses in connection with the holding of an Collectable Asset; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with a Series; the cost of the audit of the annual consolidated financial statements of the Company or a Series and the preparation of tax returns and circulation of reports to Interest holders; any indemnification payments; the fees and expenses of counsel to the Company or a Series in connection with advice directly relating to its legal Affairs, the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company or a Series; and any similar expenses that may be determined to be operating expenses, as determined by the Manager in its reasonable discretion.

Prior to the closing, operating expenses are borne by the Manager and not reimbursed by the Series. The Manager will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent (other than for storage of the Collectable Assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the Collectable Assets).

If the Operating Expenses for a particular Series exceed the amount of revenues generated from the Underlying Asset of such Series and cannot be covered by any Operating Expense reserves on the balance sheet of the Series, the Manager or Asset Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series, on which the Manager or Asset Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future gains generated by the Underlying Asset related to such Series, and, or (c) cause additional Interests to be issued in the Series in order to cover such additional amounts.

If the operating expenses exceed the amount of gains generated from an Collectable Asset and cannot be covered by any operating expense reserves on the balance sheet of such Series, the Manager may (a) pay such operating expenses and not seek reimbursement; or (b) loan the amount of the operating expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future gains generated by such Collectable Asset and/or cause additional Interests to be issued in the such Series in order to cover such additional amounts.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 (Unaudited)

Earnings per membership interest (“EPMI”): Upon completion of an offering, each Series intends to comply with the accounting and disclosure requirements of ASC Topic 260, “Earnings per Share.”

For each Series, earnings (loss) / income per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership Interests in that particular Series.

-	Sourcing Fee: The Asset Manager will be paid a fee as compensation for sourcing each Collectable Asset in an amount up to 16% of the gross offering proceeds of each offering provided that such sourcing fee may be waived by the Asset Manager.

-	Brokerage Fee: The broker of record for each offering is expected to receive a brokerage fee equal to 1% of the amount raised from investors through each offering. Brokerage costs are capitalized in the carrying cost of each offering.

-	Organizational Costs: Organizational costs, including accounting fees, legal fees and costs of incorporation, are capitalized in the carrying cost of each offering. Fee may be waived by the Asset Manager.

Ongoing Expenses: Each Series is responsible for its ongoing carrying expenses as detailed in the Offering Circular. The Manager may be reimbursed from the Series for direct expenses associated with the Series through issuance of additional units in 2022. Any activity resulting in the issuance of additional shares would be filed via Edgar for public disclosure. When a Series is sold, the Company will recover direct Series expenses that were incurred or are anticipated to be incurred.

Asset Management Fee: As consideration for managing each Underlying Asset, the Manager or Asset Manager may be paid an annual Management Fee pursuant to the Asset Management Agreement. On applicable Offerings, the Manager will assess a Management Fee of approximately 1% and not more than 2% of the Carrying Value of the Collectable Asset.

FASB ASC 360 provides guidance on financial reporting for long-lived assets “held for sale” in the capitalization of costs.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 (Unaudited)

NOTE 3: RELATED PARTY TRANSACTIONS

Officers may invest in assets for sale. The following table sets forth information with respect to the number of units or shares of each of our Series beneficially owned by our officers as of this filing.

Series	Owner	Shares	% of Outstanding
#18-19BASKETBALLGROWTHBASKET	Jason Epstein	15	0.7%
#1909E95SGCSet	Jason Epstein	100	1.3%
#1964KOUFAXJERSEY	Jason Epstein	70	0.2%
#1986WAX	Matthew Demchyk	426	5.5%
#1986WAX	Jason Epstein	15	0.2%
#2000PLAYOFFCONTENDERSWAX	Jason Epstein	40	1.6%
#AliRookieCardBVG8	Jason Epstein	10	0.2%
#ALIWBCBELT	Jason Epstein	500	1.2%
#BRADY2000SPXSPECTRUMBGS9.5	Matthew Demchyk	100	0.2%
#BRADY2000SPXSPECTRUMBGS9.5	Jason Epstein	250	0.4%
#BradyChampionshipTicket	Jason Epstein	1,056	0.5%
#BRADYPLAYOFFCONTENDERSBASKET	Matthew Demchyk	219	1.2%
#BRADYPLAYOFFCONTENDERSBASKET	Jason Epstein	4,149	22.2%
#BRADYROOKIE	Jason Epstein	20	0.3%
#CHAMBERLAINHSUNIFORM	Jason Epstein	400	3.1%
#CurryGoldToppsPSA10	Jason Epstein	1,160	36.3%
#EMMITTSMITH10KJERSEY	Matthew Demchyk	459	7.6%
#EMMITTSMITH10KJERSEY	Jason Epstein	1	0.0%
#EMMITTSMITHMVPBASKET	Matthew Demchyk	430	7.4%
#EMMITTSMITHMVPBASKET	Jason Epstein	48	0.8%
#GRETZKYOPEECHEE1979	Jason Epstein	110	1.6%
#JackieRobinson1952ToppsPSA8.5	Matthew Demchyk	100	0.2%
#JackieRobinson1952ToppsPSA8.5	Jason Epstein	200	0.3%
#JackieRobinson53Topps8	Jason Epstein	200	2.7%
#JACKIEROBINSONAUTOBAT	Jason Epstein	10	0.6%
#JETERFOILRCBASKETBGS9.5	Jason Epstein	13	0.1%
#JORDANPSA10	Matthew Demchyk	225	2.2%
#JORDANROOKIEJERSEY	Jason Epstein	30	0.1%
#KAWHIBASKET	Jason Epstein	1,370	57.4%
#KobeBryantFirstWhite#24Jersey	Jason Epstein	20	0.0%
#KobeBryantRoyalBlueJordanSneakers	Jason Epstein	10	0.1%
#LEBRONBLACKREFRACTOR	Jason Epstein	60	0.4%
#LeBronMeloDualLogoman	Jason Epstein	10	0.0%
#LukaRookieJersey	Jason Epstein	200	0.4%
#LukaWhiteSparkle	Jason Epstein	200	0.3%
#MAGICBIRDDRJPSA8BASKET	Jason Epstein	668	23.7%
#MAGICBIRDLOGOMAN	Jason Epstein	40	0.1%
#MahomesImmaculate1of1	Jason Epstein	35	0.2%
#MahomesNT1of1	Matthew Demchyk	1,000	0.3%
#MahomesNT1of1	Jason Epstein	3,200	1.0%
#MANTLE1952TOPPSPSA8	Matthew Demchyk	1,794	3.6%
#MANTLE1952TOPPSPSA8	Jason Epstein	112	0.2%
#Mantle1953Topps8	Jason Epstein	100	1.0%
#MANTLE1960PSA9	Jason Epstein	30	0.7%
#MANTLE52TOPPSPSA7	Matthew Demchyk	1,300	4.1%
#Mantle54BowmanBasket	Jason Epstein	1,401	26.3%
#MAYS1951BOWMAN7	Jason Epstein	13	0.1%
#MAYS1952PSA8	Jason Epstein	10	0.0%
#Ruth33GoudeySGC8	Jason Epstein	175	1.2%
#TheRockBumbleBeePSA10	Jason Epstein	500	5.2%
#Tiger1stEventStub	Matthew Demchyk	100	1.1%
#TROUTFINESTSUPERFRACTOR	Jason Epstein	10	0.0%
#ZIONRPABGS9	Jason Epstein	10	0.1%

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 (Unaudited)

The Manager or Asset Manager receives Sourcing Fees for each offering for Series of Interests in the Company that closes. During the six months ending June 30, 2023, the Company did not conduct any offerings and as a result the Manager did not receive any cash or non-cash compensation.

The Manager or Asset Manager also purchases a minimum of an additional 0.5% interest in the Series for Cash; however, since the Company did not conduct any offerings during the six months ended June 30, 2023 no such purchases were made.

NOTE 4: MEMBERS’ EQUITY

The members of each Series have certain rights with respect to the Series to which they are subscribed. Each Series generally holds a single asset or a collection of assets. A Series member is entitled to their pro rata share of the net profits derived from the Collectable Asset held in that Series after deduction of expense allocations and direct expenses attributable to the Collectable Asset, based on their percentage of the total outstanding Interests in that Series.

The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.

Distributions Upon Liquidation

Upon the occurrence of a liquidation event relating to the Company as a whole or any Series, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the Collectable Assets will be liquidated, and proceeds distributed as follows:

(i)	to any third-party creditors;

(ii)	to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses).

(iii)	100% to the Interest holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series) until the Interest holders receive back 100% of their capital contribution

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

The Company does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 (Unaudited)

NOTE 6: COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any material pending or threatened litigation against the Company, its members or its Manager.

COVID-19

The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this report, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic; the current financial, economic and capital markets environment; and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

The COVID-19 outbreak and resulting economic uncertainty may impact the value of value of collectables and the underlying assets. The extent of the impact and effects of the recent outbreak of the coronavirus (COVID-19) on the operation and financial performance of our business are unknown. However, the Company does not expect that the outbreak will have a material adverse effect on our business or financial results at this time.

NOTE 7: SUBSEQUENT EVENTS

The Company’s parent, Collectable Technologies Inc., a Delaware corporation (the “CTI”), entered into an Acquisition Agreement dated June 16, 2023, as subsequently amended, with, inter alia, Fractional Ownership Holdings, LLC, a Wyoming limited liability company (“FOH”). Under the Acquisition Agreement, FOH will become the sole owner of CTI, and hence the indirect 100% owner of the Company, upon completion of a merger between CTI and a wholly owned Delaware subsidiary of FOH, with CTI as the surviving company. The Merger was approved by the required percentage of CTI’s Common and Preferred Shareholders The merger will become effective upon approval by the Financial Industry Regulatory Authority (“FINRA”) of the Continuing Membership Application (“CMA”) submitted by Collectable Securities, Inc., ~~a~~ another wholly-owned subsidiary of ~~[~~CTI~~]~~, and a registered broker-dealer and FINRA member firm (“CSI”), for approval of an indirect change of ownership of CSI as a result of the Acquisition Agreement. The CMA was submitted to FINRA on August 18, 2023. Pursuant to the Acquisition Agreement, the former officers and directors of CTI resigned, and a new board and managers were appointed, effective August 21, 2023. Shortly thereafter, FOH paid total consideration of $1,600,000. After paying transaction expenses of approximately $247,111, approximately $1,353,000 was distributed to CTI’s former shareholders.

Item 4. Exhibits

EXHIBIT INDEX

Exhibit 1.1 – Broker-Dealer Agreement dated August 6, 2020 between Collectable Sports Assets, LLC and Dalmore Group, LLC (4)

Exhibit 2.1 – Certificate of Formation (1)

Exhibit 2.2 – Amended and Restated Limited Liability Company Agreement (3)

Exhibit 2.3 – Series Designation #RUTHGEHRIGBALL (Included in Exhibit 2.2) (3)

Exhibit 2.4 – [INTENTIONALLY OMITTED]

Exhibit 2.5 – [INTENTIONALLY OMITTED]

Exhibit 2.6 – [INTENTIONALLY OMITTED]

Exhibit 2.7 – [INTENTIONALLY OMITTED]

Exhibit 2.8 – Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC. (4)

Exhibit 2.9 – Amendment No. 2 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (6)

Exhibit 2.10 – Series Designation #JORDANPSA10 (Included in Exhibit 2.9) (6)

Exhibit 2.11 – [INTENTIONALLY OMITTED]

Exhibit 2.12 – Amendment No. 3 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (7)

Exhibit 2.13 – [INTENTIONALLY OMITTED]

Exhibit 2.14 – [INTENTIONALLY OMITTED]

Exhibit 2.15 – [INTENTIONALLY OMITTED]

Exhibit 2.16 – Amendment No. 4 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (8)

Exhibit 2.17 – Series Designation #JACKIEROBINSONAUTOBAT (Included in Exhibit 2.16 (8)

Exhibit 2.18 – Series Designation #UNITAS1965JERSEY (Included in Exhibit 2.16, as amended by Exhibit 2.39 (8, 11)

Exhibit 2.19 – Series Designation #ALIWBCBELT (Included in Exhibit 2.16 (8)

Exhibit 2.20 – Series Designation #CHAMBERLAINHSUNIFORM (Included in Exhibit 2.16 (8)

Exhibit 2.21 – [INTENTIONALLY OMITTED]

Exhibit 2.22 – [INTENTIONALLY OMITTED]

Exhibit 2.23 – [INTENTIONALLY OMITTED]

Exhibit 2.24 – [INTENTIONALLY OMITTED]

Exhibit 2.25 – Series Designation #LEBRONBLACKREFRACTOR (Included in Exhibit 2.16, as amended by Exhibit 2.39 (8,11)

Exhibit 2.26 – [INTENTIONALLY OMITTED]

Exhibit 2.27 – [INTENTIONALLY OMITTED]

Exhibit 2.28 – Series Designation #BRADYROOKIE (Included in Exhibit 2.16 (8)

Exhibit 2.29 – Series Designation #1986WAX (Included in Exhibit 2.16 (8)

Exhibit 2.30 – [INTENTIONALLY OMITTED]

Exhibit 2.31 – Series Designation #GRETZKYOPEECHEE1979 (Included in Exhibit 2.16 (8)

Exhibit 2.32 – Series Designation #ZIONRPABGS9 (Included in Exhibit 2.16 (8)

Exhibit 2.33 – Amendment No. 5 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (10)

Exhibit 2.34 – [INTENTIONALLY OMITTED]

Exhibit 2.35 – [INTENTIONALLY OMITTED]

Exhibit 2.36 – [INTENTIONALLY OMITTED]

Exhibit 2.37 – [INTENTIONALLY OMITTED]

Exhibit 2.38 – [INTENTIONALLY OMITTED]

Exhibit 2.39 – Amendment No. 6 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (11)

Exhibit 2.40 – Series Designation #Mantle1952ToppsPSA8 (included in Exhibit 2.39) (11)

Exhibit 2.41 – [INTENTIONALLY OMITTED]

Exhibit 2.42 – Series Designation #JORDANROOKIEJERSEY (included in Exhibit 2.39) (11)

Exhibit 2.43 – Series Designation #TIGERPUTTER (included in Exhibit 2.39) (11)

Exhibit Index - Page 1

Exhibit 2.44 – [INTENTIONALLY OMITTED]

Exhibit 2.45 – Series Designation #MAHOMESEMERALDRPABGS9 (included in Exhibit 2.39) (11)

Exhibit 2.46 – Series Designation #18-19BASKETBALLGROWTHBASKET (included in Exhibit 2.39) (11)

Exhibit 2.47 – Series Designation #EMMITTSMITHMVPBASKET (included in Exhibit 2.39) (11)

Exhibit 2.48 – Series Designation #EMMITTSMITH10KJERSEY (included in Exhibit 2.39) (11)

Exhibit 2.49 – Amendment No. 7 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (12)

Exhibit 2.50 – Series Designation #LEBRONULTIMATE (included in Exhibit 2.95) (14)

Exhibit 2.51 – [INTENTIONALLY OMITTED]

Exhibit 2.52 – Series Designation #GIANNISGOLDIMMACULATE (included in Exhibit 2.49) (12)

Exhibit 2.53 – Series Designation #TIGERSIFORKIDS (included in Exhibit 2.49) (12)

Exhibit 2.54 – Series Designation #ANDRETHEGIANT (included in Exhibit 2.49) (12)

Exhibit 2.55 – Series Designation #MARINOMANNINGFAVREJERSEYS (included in Exhibit 2.49) (12)

Exhibit 2.56 – [INTENTIONALLY OMITTED]

Exhibit 2.57 – [INTENTIONALLY OMITTED]

Exhibit 2.58 – Series Designation #2000PLAYOFFCONTENDERSWAX (included in Exhibit 2.49) (12)

Exhibit 2.597 – [INTENTIONALLY OMITTED]

Exhibit 2.60 – [INTENTIONALLY OMITTED]

Exhibit 2.61 – Series Designation # LEBRONEMBLEMSOFENDORSEMENT (included in Exhibit 2.49) (12)

Exhibit 2.62 – Amendment No. 8 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (13)

Exhibit 2.63 – [INTENTIONALLY OMITTED]

Exhibit 2.64 – [INTENTIONALLY OMITTED]

Exhibit 2.65 – [INTENTIONALLY OMITTED])

Exhibit 2.66 – [INTENTIONALLY OMITTED]

Exhibit 2.67 – [INTENTIONALLY OMITTED]

Exhibit 2.68 – [INTENTIONALLY OMITTED]

Exhibit 2.69 – Series Designation #BradyPlayoffContendersBasket (included in Exhibit 2.62) (13)

Exhibit 2.70 – [INTENTIONALLY OMITTED]

Exhibit 2.71 – [INTENTIONALLY OMITTED]

Exhibit 2.72 – [INTENTIONALLY OMITTED]

Exhibit 2.73 – [INTENTIONALLY OMITTED]

Exhibit 2.74 – Series Designation #1964KoufaxJersey (included in Exhibit 2.62) (13)

Exhibit 2.75 – [INTENTIONALLY OMITTED]

Exhibit 2.76 – Series Designation #HallOfFameBaseball (included in Exhibit 2.62) (13)

Exhibit 2.77 – [INTENTIONALLY OMITTED]

Exhibit 2.78 – [INTENTIONALLY OMITTED]

Exhibit 2.79 – [INTENTIONALLY OMITTED]

Exhibit 2.80 – [INTENTIONALLY OMITTED]

Exhibit 2.81 – [INTENTIONALLY OMITTED]

Exhibit 2.82 – [INTENTIONALLY OMITTED]

Exhibit 2.83 – [INTENTIONALLY OMITTED]

Exhibit 2.84 – [INTENTIONALLY OMITTED]

Exhibit 2.85 – [INTENTIONALLY OMITTED]

Exhibit 2.86 – [INTENTIONALLY OMITTED]

Exhibit 2.87 – [INTENTIONALLY OMITTED]

Exhibit 2.88 – [INTENTIONALLY OMITTED]

Exhibit 2.89 – Series Designation #Koufax55PSA9 (included in Exhibit 2.95) (14)

Exhibit 2.90 – Series Designation #MAYS1952PSA8 (included in Exhibit 2.95) (14)

Exhibit 2.91 – [INTENTIONALLY OMITTED]

Exhibit 2.92 – [INTENTIONALLY OMITTED]

Exhibit 2.93 – [INTENTIONALLY OMITTED]

Exhibit 2.94 – [INTENTIONALLY OMITTED]

Exhibit 2.94 – [INTENTIONALLY OMITTED]

Exhibit 2.95 – Amendment No. 9 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (14)

Exhibit 2.96 – [INTENTIONALLY OMITTED]

Exhibit 2.97 – [INTENTIONALLY OMITTED]

Exhibit Index - Page 2

Exhibit 2.98 – [INTENTIONALLY OMITTED]

Exhibit 2.99 – [INTENTIONALLY OMITTED]

Exhibit 2.100 – [INTENTIONALLY OMITTED]

Exhibit 2.101 – Series Designation #Mantle52ToppsPSA7 (included in Exhibit 2.95) (14)

Exhibit 2.102 – Series Designation #CrosbyTheCupBasket (included in Exhibit 2.95) (14)

Exhibit 2.103 – [INTENTIONALLY OMITTED]

Exhibit 2.104 – Series Designation #JordanExquisiteBGS8 (included in Exhibit 2.95) (14)

Exhibit 2.105 – [INTENTIONALLY OMITTED]

Exhibit 2.106 – [INTENTIONALLY OMITTED]

Exhibit 2.107 – [INTENTIONALLY OMITTED]

Exhibit 2.108 – [INTENTIONALLY OMITTED]

Exhibit 2.109 – Series Designation #Andre&HulkWrestlingBasket (included in Exhibit 2.95) (14)

Exhibit 2.110 – [INTENTIONALLY OMITTED]

Exhibit 2.111 – Series Designation #MagicBirdLogoMan (included in Exhibit 2.95) (14)

Exhibit 2.112 – [INTENTIONALLY OMITTED]

Exhibit 2.113 – [INTENTIONALLY OMITTED]

Exhibit 2.114 – Series Designation #LeBronMeloWadeTrioRC (included in Exhibit 2.95) (14)

Exhibit 2.115 – [INTENTIONALLY OMITTED]

Exhibit 2.116 – [INTENTIONALLY OMITTED]

Exhibit 2.117 – [INTENTIONALLY OMITTED]

Exhibit 2.118 – [INTENTIONALLY OMITTED]

Exhibit 2.119 – [INTENTIONALLY OMITTED]

Exhibit 2.120 – Series Designation #Ruth33GoudeySGC8 (included in Exhibit 2.95) (14)

Exhibit 2.121 – [INTENTIONALLY OMITTED]

Exhibit 2.122 – [INTENTIONALLY OMITTED]

Exhibit 2.123 – [INTENTIONALLY OMITTED]

Exhibit 2.124 – [INTENTIONALLY OMITTED]

Exhibit 2.125 – Series Designation #KobeReebokIversonRetros (included in Exhibit 2.95) (14)

Exhibit 2.126 – Series Designation #Mays1951Bowman7 (included in Exhibit 2.95) (14)

Exhibit 2.127 – [INTENTIONALLY OMITTED]

Exhibit 2.128 – [INTENTIONALLY OMITTED]

Exhibit 2.129 – [INTENTIONALLY OMITTED]

Exhibit 2.130 – [INTENTIONALLY OMITTED]

Exhibit 2.131 – [INTENTIONALLY OMITTED]

Exhibit 2.132 – [INTENTIONALLY OMITTED]

Exhibit 2.133 – [INTENTIONALLY OMITTED]

Exhibit 2.134 – [INTENTIONALLY OMITTED]

Exhibit 2.135 – Series Designation #JoshAllenGoldBGS9.5 (included in Exhibit 2.95) (14)

Exhibit 2.136 – [INTENTIONALLY OMITTED]

Exhibit 2.137 – [INTENTIONALLY OMITTED]

Exhibit 2.138 – Series Designation #MessiMegacracks#71PSA9 (included in Exhibit 2.95) (14)

Exhibit 2.139 – [INTENTIONALLY OMITTED]

Exhibit 2.140 – [INTENTIONALLY OMITTED]

Exhibit 2.141 – [INTENTIONALLY OMITTED]

Exhibit 2.142 – [INTENTIONALLY OMITTED]

Exhibit 2.143 – [INTENTIONALLY OMITTED]

Exhibit 2.144 – [INTENTIONALLY OMITTED]

Exhibit 2.145 – [INTENTIONALLY OMITTED]

Exhibit 2.146 – [INTENTIONALLY OMITTED]

Exhibit 2.147 – [INTENTIONALLY OMITTED]

Exhibit 2.148 – [INTENTIONALLY OMITTED]

Exhibit 2.149 – [INTENTIONALLY OMITTED]

Exhibit 2.150 – Series Designation #LukaRookieJersey (included in Exhibit 2.95) (14)

Exhibit 2.151 – [INTENTIONALLY OMITTED]

Exhibit 2.152 – Series Designation #MahomesImmaculate1of1 (included in Exhibit 2.95) (14)

Exhibit Index - Page 3

Exhibit 2.153 – Series Designation #JordanLeBronSignoftheTimes (included in Exhibit 2.95) (14)

Exhibit 2.154 – Series Designation #LeBronMeloDualLogoman (included in Exhibit 2.95) (14)

Exhibit 2.155 – Amendment No. 10 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (15)

Exhibit 2.156 – [INTENTIONALLY OMITTED]

Exhibit 2.157 – [INTENTIONALLY OMITTED]

Exhibit 2.158 – [INTENTIONALLY OMITTED]

Exhibit 2.159 – [INTENTIONALLY OMITTED]

Exhibit 2.160 – Series Designation #LukaWhiteSparkle (included in Exhibit 2.155) (15)

Exhibit 2.161 – [INTENTIONALLY OMITTED]

Exhibit 2.162 – [INTENTIONALLY OMITTED]

Exhibit 2.163 – [INTENTIONALLY OMITTED]

Exhibit 2.164 – [INTENTIONALLY OMITTED]

Exhibit 2.165 – [INTENTIONALLY OMITTED]

Exhibit 2.166 – [INTENTIONALLY OMITTED]

Exhibit 2.167 – [INTENTIONALLY OMITTED]

Exhibit 2.168 – [INTENTIONALLY OMITTED]

Exhibit 2.169 – [INTENTIONALLY OMITTED]

Exhibit 2.170 – Series Designation #AliRookieCardBVG8 (included in Exhibit 2.155) (15)

Exhibit 2.171 – [INTENTIONALLY OMITTED]

Exhibit 2.172 – [INTENTIONALLY OMITTED]

Exhibit 2.173 – [INTENTIONALLY OMITTED]

Exhibit 2.174 – [INTENTIONALLY OMITTED]

Exhibit 2.175 – [INTENTIONALLY OMITTED]

Exhibit 2.176 – [INTENTIONALLY OMITTED]

Exhibit 2.177 – [INTENTIONALLY OMITTED]

Exhibit 2.178 – [INTENTIONALLY OMITTED]

Exhibit 2.179 – [INTENTIONALLY OMITTED]

Exhibit 2.180 – Series Designation #NegroLeagueLegendaryCutsBasket (included in Exhibit 2.155) (15)

Exhibit 2.181 – [INTENTIONALLY OMITTED]

Exhibit 2.182 – [INTENTIONALLY OMITTED]

Exhibit 2.183 – Series Designation #03ExquisiteBox (included in Exhibit 2.155) (15)

Exhibit 2.184 – [INTENTIONALLY OMITTED]

Exhibit 2.185 – [INTENTIONALLY OMITTED]

Exhibit 2.186 – Series Designation #BradyChampionshipTicket (included in Exhibit 2.155) (15)

Exhibit 2.187 – [INTENTIONALLY OMITTED]

Exhibit 2.188 – [INTENTIONALLY OMITTED]

Exhibit 2.189 – [INTENTIONALLY OMITTED]

Exhibit 2.190 – [INTENTIONALLY OMITTED]

Exhibit 2.191 – [INTENTIONALLY OMITTED]

Exhibit 2.192 – [INTENTIONALLY OMITTED]

Exhibit 2.193 – [INTENTIONALLY OMITTED]

Exhibit 2.194 – [INTENTIONALLY OMITTED]

Exhibit 2.195 – Series Designation #TroutFinestSuperfractor (included in Exhibit 2.155) (15)

Exhibit 2.196 – [INTENTIONALLY OMITTED]

Exhibit 2.197 – Series Designation #Jordan86FleerBGS9.5Basket (included in Exhibit 2.155) (15)

Exhibit 2.198 – Series Designation #OvechkinSPAuthBasket9.5 (included in Exhibit 2.155, as amended by Exhibit 2.396) (15, 21)

Exhibit 2.199 – [INTENTIONALLY OMITTED]

Exhibit 2.200 – Series Designation #Gretzky1979Topps9 (included in Exhibit 2.155, as amended by Exhibit 2.329 (15, 19).

Exhibit 2.201 – [INTENTIONALLY OMITTED]

Exhibit 2.202 – [INTENTIONALLY OMITTED]

Exhibit 2.203 – [INTENTIONALLY OMITTED]

Exhibit 2.204 – Series Designation #Mantle1953Topps8 (included in Exhibit 2.155) (15)

Exhibit 2.205 – [INTENTIONALLY OMITTED]

Exhibit Index - Page 4

Exhibit 2.206 – [INTENTIONALLY OMITTED]

Exhibit 2.207 – [INTENTIONALLY OMITTED]

Exhibit 2.208 – [INTENTIONALLY OMITTED]

Exhibit 2.209 – Series Designation #TraeYoungFlawlessGreenBGS9 (included in Exhibit 2.155) (15)

Exhibit 2.210 – [INTENTIONALLY OMITTED]

Exhibit 2.211 – Series Designation #Brady2000SPXSpectrumBGS9.5 (included in Exhibit 2.155) (15)

Exhibit 2.212 – Series Designation #MPJChampionshipTicket (included in Exhibit 2.155) (15)

Exhibit 2.213 – [INTENTIONALLY OMITTED]

Exhibit 2.214 – Amendment No. 11 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (17)

Exhibit 2.215 – [INTENTIONALLY OMITTED]

Exhibit 2.216 – [INTENTIONALLY OMITTED]

Exhibit 2.217 – [INTENTIONALLY OMITTED]

Exhibit 2.218 – Series Designation #YaoDuncanDirkTripleLogoman (included in Exhibit 2.214, as amended by Exhibit 2.396) (17, 21)

Exhibit 2.219 – [INTENTIONALLY OMITTED]

Exhibit 2.220 – [INTENTIONALLY OMITTED]

Exhibit 2.221 – [INTENTIONALLY OMITTED]

Exhibit 2.222 – [INTENTIONALLY OMITTED]

Exhibit 2.223 – [INTENTIONALLY OMITTED]

Exhibit 2.224 – Series Designation #CristianoRonaldoRC1of1 (included in Exhibit 2.214) (17)

Exhibit 2.225 – [INTENTIONALLY OMITTED]

Exhibit 2.226 – Series Designation #JustinHerbertHiddenTreasureRPA (included in Exhibit 2.214) (17)

Exhibit 2.227 – [INTENTIONALLY OMITTED]

Exhibit 2.228 – Series Designation #LeBronCredentials (included in Exhibit 2.214, as amended by Exhibit 2.396) (17, 21)

Exhibit 2.229 – [INTENTIONALLY OMITTED]

Exhibit 2.230 – [INTENTIONALLY OMITTED]

Exhibit 2.231 – [INTENTIONALLY OMITTED]

Exhibit 2.232 – [INTENTIONALLY OMITTED]

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Exhibit 2.234 – [INTENTIONALLY OMITTED]

Exhibit 2.235 – [INTENTIONALLY OMITTED]

Exhibit 2.236 – [INTENTIONALLY OMITTED]

Exhibit 2.237 – [INTENTIONALLY OMITTED]

Exhibit 2.238 – [INTENTIONALLY OMITTED]

Exhibit 2.239 – [INTENTIONALLY OMITTED]

Exhibit 2.240 – [INTENTIONALLY OMITTED]

Exhibit 2.241 – Series Designation #TheRockBumbleBeePSA10 (included in Exhibit 2.214) (17)

Exhibit 2.242 – [INTENTIONALLY OMITTED]

Exhibit 2.243 – [INTENTIONALLY OMITTED]

Exhibit 2.244 – [INTENTIONALLY OMITTED]

Exhibit 2.245 – [INTENTIONALLY OMITTED]

Exhibit 2.246 – [INTENTIONALLY OMITTED]

Exhibit 2.247 – Series Designation #BabeRuthBowsOutPhoto (included in Exhibit 2.214) (17)

Exhibit 2.248 – [INTENTIONALLY OMITTED]

Exhibit 2.249 – [INTENTIONALLY OMITTED]

Exhibit 2.250 – [INTENTIONALLY OMITTED]

Exhibit 2.251 – [INTENTIONALLY OMITTED]

Exhibit 2.252 – Series Designation #MahomesNT1of1 (included in Exhibit 2.214) (17)

Exhibit 2.253 – Amendment No. 12 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (18)

Exhibit 2.254 – [INTENTIONALLY OMITTED]

Exhibit 2.255 – [INTENTIONALLY OMITTED]

Exhibit 2.256 – [INTENTIONALLY OMITTED]

Exhibit 2.257 – [INTENTIONALLY OMITTED]

Exhibit Index - Page 5

Exhibit 2.258 – [INTENTIONALLY OMITTED]

Exhibit 2.259 – [INTENTIONALLY OMITTED]

Exhibit 2.260 – [INTENTIONALLY OMITTED]

Exhibit 2.261 – [INTENTIONALLY OMITTED]

Exhibit 2.262 – [INTENTIONALLY OMITTED]

Exhibit 2.263 – [INTENTIONALLY OMITTED]

Exhibit 2.264 – Series Designation #48LeafRuthSGC8 (included in Exhibit 2.253) (18)

Exhibit 2.265 – [INTENTIONALLY OMITTED]

Exhibit 2.266 – [INTENTIONALLY OMITTED]

Exhibit 2.267 – [INTENTIONALLY OMITTED]

Exhibit 2.268 – [INTENTIONALLY OMITTED]

Exhibit 2.269 – [INTENTIONALLY OMITTED]

Exhibit 2.270 – [INTENTIONALLY OMITTED]

Exhibit 2.271 – Series Designation #JordanExquisite8.5Flashback (included in Exhibit 2.253, as amended by Exhibit 2.396) (18, 21)

Exhibit 2.272 – [INTENTIONALLY OMITTED]

Exhibit 2.273 – [INTENTIONALLY OMITTED]

Exhibit 2.274 – [INTENTIONALLY OMITTED]

Exhibit 2.275 – Series Designation #KareemPointsRecordBall (included in Exhibit 2.253) (18)

Exhibit 2.276 – Series Designation #JackieRobinson1952ToppsPSA8.5 (included in Exhibit 2.253) (18)

Exhibit 2.277 – [INTENTIONALLY OMITTED]

Exhibit 2.278 – [INTENTIONALLY OMITTED]

Exhibit 2.279 – [INTENTIONALLY OMITTED]

Exhibit 2.280 – [INTENTIONALLY OMITTED]

Exhibit 2.281 – [INTENTIONALLY OMITTED]

Exhibit 2.282 – [INTENTIONALLY OMITTED]

Exhibit 2.283 – Series Designation #PeytonManningMVPHelmet (included in Exhibit 2.253) (18)

Exhibit 2.284 – Series Designation #ChicagoBullsDynastyHardwood (included in Exhibit 2.253) (18)

Exhibit 2.285 – [INTENTIONALLY OMITTED]

Exhibit 2.286 – [INTENTIONALLY OMITTED]

Exhibit 2.287 – [INTENTIONALLY OMITTED]

Exhibit 2.288 – [INTENTIONALLY OMITTED]

Exhibit 2.289 – [INTENTIONALLY OMITTED]

Exhibit 2.290 – Series Designation #CharlesBarkleySunsJersey (included in Exhibit 2.253) (18)

Exhibit 2.291 – [INTENTIONALLY OMITTED]

Exhibit 2.292 – Series Designation #AlexRodriguez09WSUniform (included in Exhibit 2.253, as amended by Exhibit 2.384) (18, 20)

Exhibit 2.293 – [INTENTIONALLY OMITTED]

Exhibit 2.294 – [INTENTIONALLY OMITTED]

Exhibit 2.295 – Series Designation #KevinDurantHSJersey (included in Exhibit 2.253) (18)

Exhibit 2.296 – [INTENTIONALLY OMITTED]

Exhibit 2.297 – [INTENTIONALLY OMITTED]

Exhibit 2.298 – Series Designation #EmbiidFirst50PointGameJersey (included in Exhibit 2.253) (18)

Exhibit 2.299 – Series Designation #PaulPierce2010ASGJersey (included in Exhibit 2.253) (18)

Exhibit 2.300 – [INTENTIONALLY OMITTED]

Exhibit 2.301 – Series Designation #TimDuncanPMGGreen (included in Exhibit 2.253) (18)

Exhibit 2.303 – Series Designation #ChrisBoshGameWornRaptorsSneakers (included in Exhibit 2.253) (18)

Exhibit 2.304 – [INTENTIONALLY OMITTED]

Exhibit 2.305 – [INTENTIONALLY OMITTED]

Exhibit 2.306 – [INTENTIONALLY OMITTED]

Exhibit 2.307 – [INTENTIONALLY OMITTED]

Exhibit 2.309 – [INTENTIONALLY OMITTED]

Exhibit 2.310 – [INTENTIONALLY OMITTED]

Exhibit 2.311 – Series Designation #KobeFinalSeasonSneakers (included in Exhibit 2.253) (18)

Exhibit 2.312 – [INTENTIONALLY OMITTED]

Exhibit 2.313 – [INTENTIONALLY OMITTED]

Exhibit 2.314 – Series Designation #KobeBryant2001WarmUpJacket (included in Exhibit 2.253) (18)

Exhibit 2.315 – [INTENTIONALLY OMITTED]

Exhibit Index - Page 6

Exhibit 2.316 – Series Designation #KobeBryantRoyalBlueJordanSneakers (included in Exhibit 2.253) (18)

Exhibit 2.317 – [INTENTIONALLY OMITTED]

Exhibit 2.318 – [INTENTIONALLY OMITTED]

Exhibit 2.319 – [INTENTIONALLY OMITTED]

Exhibit 2.320 – Series Designation #LeBronMeloBosh2008TripleLogoMan (included in Exhibit 2.253) (18)

Exhibit 2.321 – [INTENTIONALLY OMITTED]

Exhibit 2.322 – [INTENTIONALLY OMITTED]

Exhibit 2.323 – [INTENTIONALLY OMITTED]

Exhibit 2.324 – [INTENTIONALLY OMITTED]

Exhibit 2.325 – Series Designation #KobeBryantFirstWhite#24Jersey (included in Exhibit 2.253) (18)

Exhibit 2.326 – Series Designation #EddiePlankT206PSA4 (included in Exhibit 2.253) (18)

Exhibit 2.327 – Series Designation #Giannis48PointGameSneakers (included in Exhibit 2.253) (18)

Exhibit 2.328 – [INTENTIONALLY OMITTED]

Exhibit 2.329 – Amendment No. 13 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (19)

Exhibit 2.330 – [INTENTIONALLY OMITTED]

Exhibit 2.331 – [INTENTIONALLY OMITTED]

Exhibit 2.332 – [INTENTIONALLY OMITTED]

Exhibit 2.333 – [INTENTIONALLY OMITTED]

Exhibit 2.334 – [INTENTIONALLY OMITTED]

Exhibit 2.335 – [INTENTIONALLY OMITTED]

Exhibit 2.336 – [INTENTIONALLY OMITTED]

Exhibit 2.337 – [INTENTIONALLY OMITTED]

Exhibit 2.338 – [INTENTIONALLY OMITTED]

Exhibit 2.339 – [INTENTIONALLY OMITTED]

Exhibit 2.340 – [INTENTIONALLY OMITTED]

Exhibit 2.341 – Series Designation #LeBronRookieShoes (included in Exhibit 2.329, as amended by Exhibit 2.396) (19, 21)

Exhibit 2.342 – [INTENTIONALLY OMITTED]

Exhibit 2.343 – [INTENTIONALLY OMITTED]

Exhibit 2.344 – [INTENTIONALLY OMITTED]

Exhibit 2.345 – [INTENTIONALLY OMITTED]

Exhibit 2.346 – [INTENTIONALLY OMITTED]

Exhibit 2.347 – [INTENTIONALLY OMITTED]

Exhibit 2.348 – [INTENTIONALLY OMITTED]

Exhibit 2.349 – Series Designation #NolanRyan1968MiltonBradleyPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.350 – [INTENTIONALLY OMITTED]

Exhibit 2.351 – [INTENTIONALLY OMITTED]

Exhibit 2.352 – [INTENTIONALLY OMITTED]

Exhibit 2.353 – [INTENTIONALLY OMITTED]

Exhibit 2.354 – [INTENTIONALLY OMITTED]

Exhibit 2.355 – Series Designation #KobeBlackHistoryMonthFinalSeasonShoes (included in Exhibit 2.329) (19)

Exhibit 2.356 – [INTENTIONALLY OMITTED]

Exhibit 2.357 – [INTENTIONALLY OMITTED]

Exhibit 2.358 – [INTENTIONALLY OMITTED]

Exhibit 2.359 – [INTENTIONALLY OMITTED]

Exhibit 2.360 – [INTENTIONALLY OMITTED]

Exhibit 2.361 – [INTENTIONALLY OMITTED]

Exhibit 2.362 – [INTENTIONALLY OMITTED]

Exhibit 2.363 – [INTENTIONALLY OMITTED]

Exhibit 2.364 – [INTENTIONALLY OMITTED]

Exhibit 2.365 – [INTENTIONALLY OMITTED]

Exhibit 2.366 – [INTENTIONALLY OMITTED]

Exhibit 2.367 – [INTENTIONALLY OMITTED]

Exhibit 2.368 – [INTENTIONALLY OMITTED]

Exhibit 2.369 – [INTENTIONALLY OMITTED]

Exhibit 2.370 – [INTENTIONALLY OMITTED]

Exhibit 2.371 – [INTENTIONALLY OMITTED]

Exhibit Index - Page 7

Exhibit 2.372 – [INTENTIONALLY OMITTED]

Exhibit 2.373 – [INTENTIONALLY OMITTED]

Exhibit 2.374 – [INTENTIONALLY OMITTED]

Exhibit 2.375 – [INTENTIONALLY OMITTED]

Exhibit 2.376 – [INTENTIONALLY OMITTED]

Exhibit 2.377 – [INTENTIONALLY OMITTED]

Exhibit 2.378 – [INTENTIONALLY OMITTED]

Exhibit 2.379 – [INTENTIONALLY OMITTED]

Exhibit 2.380 – [INTENTIONALLY OMITTED]

Exhibit 2.381 – Amendment No. 14 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (19)

Exhibit 2.382 – [INTENTIONALLY OMITTED]

Exhibit 2.383 – [INTENTIONALLY OMITTED]

Exhibit 2.384 – Amendment No. 15 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (20)

Exhibit 2.385 – [INTENTIONALLY OMITTED]

Exhibit 2.386 – [INTENTIONALLY OMITTED]

Exhibit 2.387 – [INTENTIONALLY OMITTED]

Exhibit 2.388 – [INTENTIONALLY OMITTED]

Exhibit 2.389 – Series Designation #WiltChamberlain1961FleerRCPSA9 (included in Exhibit 2.384) (20)

Exhibit 2.390 – [INTENTIONALLY OMITTED]

Exhibit 2.391 – [INTENTIONALLY OMITTED]

Exhibit 2.392 – Series Designation #Ronaldo2002PaniniFutebolStickersPSA10 (included in Exhibit 2.384) (20)

Exhibit 2.393 – Series Designation #Ronaldo2003PaniniMegaCraquesPSA10 (included in Exhibit 2.384) (20)

Exhibit 2.394 – [INTENTIONALLY OMITTED]

Exhibit 2.395 – Series Designation #MLBAllStarGameTicketRunCollection (included in Exhibit 2.384) (20)

Exhibit 2.396 – Amendment No. 16 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (21)

Exhibit 2.397 – [INTENTIONALLY OMITTED]

Exhibit 2.398 – [INTENTIONALLY OMITTED]

Exhibit 2.399 – [INTENTIONALLY OMITTED]

Exhibit 2.400 – Series Designation #MantleDebutStub (included in Exhibit 2.396) (21)

Exhibit 2.401 – Series Designation #HamiltonChromeOrangeSapphire (included in Exhibit 2.396) (21)

Exhibit 2.402 – Series Designation #TigerWoodsDebutTicket (included in Exhibit 2.396) (21)

Exhibit 2.403 – [INTENTIONALLY OMITTED]

Exhibit 2.404 – [INTENTIONALLY OMITTED]

Exhibit 2.405 – Series Designation #RipkenRookieJersey&CardBasket (included in Exhibit 2.396) (21)

Exhibit 2.406 – [INTENTIONALLY OMITTED]

Exhibit 2.407 – [INTENTIONALLY OMITTED]

Exhibit 2.408 – [INTENTIONALLY OMITTED]

Exhibit 2.409 – [INTENTIONALLY OMITTED]

Exhibit 2.410 – [INTENTIONALLY OMITTED]

Exhibit 2.411 – [INTENTIONALLY OMITTED]

Exhibit 2.412 – [INTENTIONALLY OMITTED]

Exhibit 2.413 – [INTENTIONALLY OMITTED]

Exhibit 2.414 – [INTENTIONALLY OMITTED]

Exhibit 2.415 – [INTENTIONALLY OMITTED]

Exhibit 2.416 – Series Designation #49BowmanJackieAuto (included in Exhibit 2.396) (21)

Exhibit 2.417 – Series Designation #OvechkinTheCupBGSGemMint9.5 (included in Exhibit 2.396) (21)

Exhibit 2.418 – [INTENTIONALLY OMITTED]

Exhibit 2.419 – [INTENTIONALLY OMITTED]

Exhibit 2.420 – [INTENTIONALLY OMITTED]

Exhibit 2.421 – [INTENTIONALLY OMITTED]

Exhibit 2.422 – [INTENTIONALLY OMITTED]

Exhibit 2.423 – [INTENTIONALLY OMITTED]

Exhibit 2.424 – [INTENTIONALLY OMITTED]

Exhibit 2.425 – [INTENTIONALLY OMITTED]

Exhibit Index - Page 8

Exhibit 2.426 – Series Designation #CurryGoldToppsPSA10 (included in Exhibit 2.396) (21)

Exhibit 2.427 – [INTENTIONALLY OMITTED]

Exhibit 2.428 – [INTENTIONALLY OMITTED]

Exhibit 2.429 – [INTENTIONALLY OMITTED]

Exhibit 2.430 – [INTENTIONALLY OMITTED]

Exhibit 2.431 – [INTENTIONALLY OMITTED]

Exhibit 2.432 – [INTENTIONALLY OMITTED]

Exhibit 2.433 – [INTENTIONALLY OMITTED]

Exhibit 2.434 – [INTENTIONALLY OMITTED]

Exhibit 2.435 – [INTENTIONALLY OMITTED]

Exhibit 2.436 – [INTENTIONALLY OMITTED]

Exhibit 2.437 – [INTENTIONALLY OMITTED]

Exhibit 2.438 – [INTENTIONALLY OMITTED]

Exhibit 2.439 – [INTENTIONALLY OMITTED]

Exhibit 2.440 – [INTENTIONALLY OMITTED]

Exhibit 2.441 – [INTENTIONALLY OMITTED]

Exhibit 2.442 – [INTENTIONALLY OMITTED]

Exhibit 2.443 – [INTENTIONALLY OMITTED]

Exhibit 2.444 – [INTENTIONALLY OMITTED]

Exhibit 2.445 – Series Designation #Pele1958AmericanaPSA3 (included in Exhibit 2.396) (21)

Exhibit 2.446 – [INTENTIONALLY OMITTED]

Exhibit 2.447 – [INTENTIONALLY OMITTED]

Exhibit 2.448 – [INTENTIONALLY OMITTED]

Exhibit 2.449 – Series Designation #96SkyboxE-X2000Wax (included in Exhibit 2.396) (21)

Exhibit 2.450 – [INTENTIONALLY OMITTED]

Exhibit 2.451 – [INTENTIONALLY OMITTED]

Exhibit 2.452 – [INTENTIONALLY OMITTED]

Exhibit 2.453 – [INTENTIONALLY OMITTED]

Exhibit 2.454 – Amendment No. 17 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (22)

Exhibit 2.455 – [INTENTIONALLY OMITTED]

Exhibit 2.456 – [INTENTIONALLY OMITTED]

Exhibit 2.457 – [INTENTIONALLY OMITTED]

Exhibit 2.458 – [INTENTIONALLY OMITTED]

Exhibit 2.459 – [INTENTIONALLY OMITTED]

Exhibit 2.460 – [INTENTIONALLY OMITTED]

Exhibit 2.461 – [INTENTIONALLY OMITTED]

Exhibit 2.462 – [INTENTIONALLY OMITTED]

Exhibit 2.463 – [INTENTIONALLY OMITTED]

Exhibit 2.464 – [INTENTIONALLY OMITTED]

Exhibit 2.465 – [INTENTIONALLY OMITTED]

Exhibit 2.466 – [INTENTIONALLY OMITTED]

Exhibit 2.467 – [INTENTIONALLY OMITTED]

Exhibit 2.468 – [INTENTIONALLY OMITTED]

Exhibit 2.469 – [INTENTIONALLY OMITTED]

Exhibit 2.470 – [INTENTIONALLY OMITTED]

Exhibit 2.471 – [INTENTIONALLY OMITTED]

Exhibit 2.472 – [INTENTIONALLY OMITTED]

Exhibit 2.473 – [INTENTIONALLY OMITTED]

Exhibit 2.474 – [INTENTIONALLY OMITTED]

Exhibit 2.475 – [INTENTIONALLY OMITTED]

Exhibit 2.476 – [INTENTIONALLY OMITTED]

Exhibit 2.477 – [INTENTIONALLY OMITTED]

Exhibit 2.478 – [INTENTIONALLY OMITTED]

Exhibit 2.479 – [INTENTIONALLY OMITTED]

Exhibit 2.480 – [INTENTIONALLY OMITTED]

Exhibit 2.481 – [INTENTIONALLY OMITTED]

Exhibit Index - Page 9

Exhibit 3 – Instruments defining the rights of securities holder (see Exhibits 2.1, 2.2, 2.8, 2.9, 2.12, 2.16, 2.13, 2.39, 2.49, 2.62, 2.95, 2.155, 2.214, 2.253, 2.329, 2.381, 2.384, 2.396 and 2.454)

Exhibit 4 – Form of Subscription Agreement (5)

Exhibit 6.1 – Consignment Agreement for Series Assets (3)

Exhibit 6.2 – Asset Management Agreement #RUTHGEHRIGBALL(2)

Exhibit 6.3 – [INTENTIONALLY OMITTED]

Exhibit 6.4 – [INTENTIONALLY OMITTED]

Exhibit 6.5 – [INTENTIONALLY OMITTED]

Exhibit 6.6 – [INTENTIONALLY OMITTED]

Exhibit 6.7 – [INTENTIONALLY OMITTED]

Exhibit 6.8 – Consignment Agreement #JORDANPSA10 (6)

Exhibit 6.9 – Asset Management Agreement #JORDANPSA10 (6)

Exhibit 6.10 – [INTENTIONALLY OMITTED]

Exhibit 6.11 – [INTENTIONALLY OMITTED]

Exhibit 6.12 – Amendment to Consignment Agreement for Series Assets (7)

Exhibit 6.13 – [INTENTIONALLY OMITTED]

Exhibit 6.14 – [INTENTIONALLY OMITTED]

Exhibit 6.15 – [INTENTIONALLY OMITTED]

Exhibit 6.16 – [INTENTIONALLY OMITTED]

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Exhibit 6.18 – [INTENTIONALLY OMITTED]

Exhibit 6.19 – Consignment Agreement for #JackieRobinsonAutoBat and #AliWBCBelt, #ChamberlainHSUNIFORM (10)

Exhibit 6.20 – Consignment Agreement for #JORDANROOKIEJERSEY AND #UNITAS1965JERSEY (11)

Exhibit 6.21 – Asset Management Agreement for #JackieRobinsonAutoBat (9)

Exhibit 6.22 – Asset Management Agreement for #Unitas1965Jersey (9)

Exhibit 6.23 – Asset Management Agreement for #AliWBCBelt (9)

Exhibit 6.24 – Asset Management Agreement for #ChamberlainHSUNIFORM (9)

Exhibit 6.25 – [INTENTIONALLY OMITTED]

Exhibit 6.26 – [INTENTIONALLY OMITTED]

Exhibit 6.27 – Consignment Agreement for #LEBRONBLACKREFRACTOR (11) †

Exhibit 6.28 – [INTENTIONALLY OMITTED]

Exhibit 6.29 – [INTENTIONALLY OMITTED]

Exhibit 6.30 – Asset Management Agreement for #LeBronBlackRefractor (9)

Exhibit 6.31 – [INTENTIONALLY OMITTED]

Exhibit 6.32 – [INTENTIONALLY OMITTED]

Exhibit 6.33 – Consignment Agreement for #BRADYROOKIE (8)

Exhibit 6.34 – [INTENTIONALLY OMITTED]

Exhibit 6.35 – Asset Management Agreement for #BradyRookie (9)

Exhibit 6.36 – [INTENTIONALLY OMITTED]

Exhibit 6.37 – [INTENTIONALLY OMITTED]

Exhibit 6.38 – Consignment Agreement for #1986WAX (8) †

Exhibit 6.39 – Asset Management Agreement for #1986WAX (9)

Exhibit 6.40 – [INTENTIONALLY OMITTED]

Exhibit 6.41 – [INTENTIONALLY OMITTED]

Exhibit 6.42 – Consignment Agreement for #GRETZKYOPEECHEE1979 (10)

Exhibit 6.43 – Asset Management Agreement for #GretzkyOpeechee1979 (9)

Exhibit 6.44 – Consignment Agreement for #ZIONRPABGS9 (8)

Exhibit 6.45 – Asset Management Agreement for #ZionRPABGS9 (9)

Exhibit 6.46 – Consignment Agreement for #GretzkyOpeechee1979, #banks1954psa9, #mantle1952bowmanpsa8, #koufax1955psa8.5 and #Durantchromerefractorpsa10 (10)

Exhibit 6.47 – [INTENTIONALLY OMITTED]

Exhibit 6.48 – [INTENTIONALLY OMITTED]

Exhibit 6.49 – [INTENTIONALLY OMITTED]

Exhibit 6.50 – [INTENTIONALLY OMITTED]

Exhibit Index - Page 10

Exhibit 6.51 – [INTENTIONALLY OMITTED]

Exhibit 6.52 – [INTENTIONALLY OMITTED]

Exhibit 6.53 – Amendment No. 1 to Consignment Agreement for #BRADYROOKIE (10)

Exhibit 6.54 – Consignment Agreement for #MANTLE1952TOPPSPSA8 (11) †

Exhibit 6.55 – Asset Management Agreement for #Mantle1952ToppsPSA8 (9)

Exhibit 6.56 – [INTENTIONALLY OMITTED]

Exhibit 6.57 – [INTENTIONALLY OMITTED]

Exhibit 6.58 – Asset Management Agreement for #JordanRookieJersey (9)

Exhibit 6.59 – [INTENTIONALLY OMITTED]

Exhibit 6.60 – [INTENTIONALLY OMITTED]

Exhibit 6.61 – [INTENTIONALLY OMITTED]

Exhibit 6.62 – [INTENTIONALLY OMITTED]

Exhibit 6.63 – [INTENTIONALLY OMITTED]

Exhibit 6.64 – [INTENTIONALLY OMITTED]

Exhibit 6.65 – Asset Management Agreement for #18-19BasketballGrowthBasket (9)

Exhibit 6.66 – Consignment Agreement for #EMMITTSMITHMVPBASKET and #EMMITTSMITH10KJERSEY (11) †

Exhibit 6.67 – Asset Management Agreement for #EmmittSmithMVPBasket (9)

Exhibit 6.68 – Asset Management Agreement for #EmmittSmith10kJersey (9)

Exhibit 6.69 – Consignment Agreement for #LeBronUltimate (14) ††

Exhibit 6.70 – Asset Management Agreement for #LeBronUltimate (9)

Exhibit 6.71 – [INTENTIONALLY OMITTED]

Exhibit 6.72 – [INTENTIONALLY OMITTED]

Exhibit 6.73 – Consignment Agreement for #GIANNISGOLDIMMACULATE (12)†

Exhibit 6.74 – Asset Management Agreement for #GiannisGoldImmaculate (9)

Exhibit 6.75 – Consignment Agreement for #TigerSIForKids (12) †

Exhibit 6.76 – Asset Management Agreement for #TigerSIForKids (9)

Exhibit 6.77 – Consignment Agreement for #ANDRETHEGIANT, #MARINOMANNINGFAVREJERSEYS, (12)

Exhibit 6.78 – Asset Management Agreement for #ANDRETHEGIANT (9)

Exhibit 6.79 – Asset Management Agreement for #MarinoManningFavreJerseys (9)

Exhibit 6.80 – [INTENTIONALLY OMITTED]

Exhibit 6.81 – [INTENTIONALLY OMITTED]

Exhibit 6.82 – Consignment Agreement for #2000PlayoffContendersWax (12) †

Exhibit 6.83 – Asset Management Agreement for #2000PlayoffContendersWax (9)

Exhibit 6.84 – [INTENTIONALLY OMITTED]

Exhibit 6.85 – [INTENTIONALLY OMITTED]

Exhibit 6.86 – [INTENTIONALLY OMITTED]

Exhibit 6.87 – [INTENTIONALLY OMITTED]

Exhibit 6.88 – Consignment Agreement for #LEBRONEMBLEMSOFENDORSEMENT (12) †

Exhibit 6.89 – Asset Management Agreement for # LEBRONEMBLEMSOFENDORSEMENT (9)

Exhibit 6.90 – [INTENTIONALLY OMITTED]

Exhibit 6.91 – [INTENTIONALLY OMITTED]

Exhibit 6.92 – [INTENTIONALLY OMITTED]

Exhibit 6.93 – [INTENTIONALLY OMITTED]

Exhibit 6.94 – [INTENTIONALLY OMITTED]

Exhibit 6.95 – [INTENTIONALLY OMITTED]

Exhibit 6.96 – Consignment Agreement for #Mays1960PSA9; #FrankRobinson1957PSA9Basket; #Aaron1954PSA8.5; #Mays1959PSA9Basket; #YastrzemskiRC9Basket; #MANTLE1960PSA9 and #MONTANARCPSA10 (13) †

Exhibit 6.97 – [INTENTIONALLY OMITTED]

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Exhibit 6.99 – [INTENTIONALLY OMITTED]

Exhibit 6.100 – [INTENTIONALLY OMITTED]

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Exhibit 6.102 – [INTENTIONALLY OMITTED]

Exhibit 6.103 – [INTENTIONALLY OMITTED]

Exhibit Index - Page 11

Exhibit 6.104 – [INTENTIONALLY OMITTED]

Exhibit 6.105 – [INTENTIONALLY OMITTED]

Exhibit 6.106 – [INTENTIONALLY OMITTED]

Exhibit 6.107 – Asset Management Agreement for #Koufax55PSA9 (9)

Exhibit 6.108 – Asset Management Agreement for #MAYS1952PSA8 (9)

Exhibit 6.109 – [INTENTIONALLY OMITTED]

Exhibit 6.110 – Consignment Agreement for #BradyPlayoffContendersBasket (13)

Exhibit 6.111 – Asset Management Agreement for #BradyPlayoffContendersBasket (9)

Exhibit 6.112 – [INTENTIONALLY OMITTED]

Exhibit 6.113 – [INTENTIONALLY OMITTED]

Exhibit 6.114 – Consignment Agreement for #1964KoufaxJersey, and #HallOfFameBaseball (13)

Exhibit 6.115 – Asset Management Agreement for #1964KoufaxJersey (9)

Exhibit 6.116 – [INTENTIONALLY OMITTED]

Exhibit 6.117 – Asset Management Agreement for #HallOfFameBaseball (9)

Exhibit 6.118 – [INTENTIONALLY OMITTED]

Exhibit 6.119 – [INTENTIONALLY OMITTED]

Exhibit 6.120 – [INTENTIONALLY OMITTED]

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Exhibit 6.137 – [INTENTIONALLY OMITTED]

Exhibit 6.138 – [INTENTIONALLY OMITTED]

Exhibit 6.139 – [INTENTIONALLY OMITTED]

Exhibit 6.140 – Consignment Agreement for #Clemente1955PSA8; #ClementeWhite&GrayBasket; #JeterFOILBasket9.5; #KOUFAX1955PSA9; #Mays1952ToppsPSA8; #RickeyHendersonRCPSA10; #Mantle52ToppsPSA7; #TysonRCBGS9Basket; Elway1984RookieCardPSA10Basket; #Mays1951Bowman7; #OzzieSmithRCBGS9.5; #Mantle1968PSA9Basket; #GaryCarter1975PSA10Basket; #Mantle1957ToppsPSA8.5; #MessiMegacracks#71PSA9; #Mays1956GrayPSA9; and #Mantle1964Topps9. (14) ††

Exhibit 6.141 – [INTENTIONALLY OMITTED]

Exhibit 6.142 – [INTENTIONALLY OMITTED]

Exhibit 6.143 – [INTENTIONALLY OMITTED]

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Exhibit 6.145 – [INTENTIONALLY OMITTED]

Exhibit 6.146 – [INTENTIONALLY OMITTED]

Exhibit 6.147 – [INTENTIONALLY OMITTED]

Exhibit 6.148 – Consignment Agreement for #CrosbyTheCupBasket, #OvechckinTheCupBGS8.5 and #Jordan07ExquisiteBGS8 (14) ††

Exhibit 6.149 – Asset Management Agreement for #CrosbyTheCupBasket (9)

Exhibit 6.150 – [INTENTIONALLY OMITTED]

Exhibit Index - Page 12

Exhibit 6.151 – [INTENTIONALLY OMITTED]

Exhibit 6.152 – [INTENTIONALLY OMITTED]

Exhibit 6.153 – [INTENTIONALLY OMITTED]

Exhibit 6.154 – [INTENTIONALLY OMITTED]

Exhibit 6.155 – [INTENTIONALLY OMITTED]

Exhibit 6.156 – [INTENTIONALLY OMITTED]

Exhibit 6.157 – [INTENTIONALLY OMITTED]

Exhibit 6.158 – [INTENTIONALLY OMITTED]

Exhibit 6.159 – [INTENTIONALLY OMITTED]

Exhibit 6.160 – Consignment Agreement for # Andre&HulkWrestlingBasket (14) ††

Exhibit 6.161 – Asset Management Agreement for #Andre&HulkWrestlingBasket (9)

Exhibit 6.162 – [INTENTIONALLY OMITTED]

Exhibit 6.163 – [INTENTIONALLY OMITTED]

Exhibit 6.164 – Consignment Agreement for # MagicBirdLogoMan (14) ††

Exhibit 6.165 – Asset Management Agreement for # MagicBirdLogoMan (9)

Exhibit 6.166 – [INTENTIONALLY OMITTED]

Exhibit 6.167 – [INTENTIONALLY OMITTED]

Exhibit 6.168 – [INTENTIONALLY OMITTED]

Exhibit 6.169 – [INTENTIONALLY OMITTED]

Exhibit 6.170 – Consignment Agreement for # LeBronMeloWadeTrioRC (14) ††

Exhibit 6.171 – Asset Management Agreement for # LeBronMeloWadeTrioRC (9)

Exhibit 6.172 – [INTENTIONALLY OMITTED]

Exhibit 6.173 – [INTENTIONALLY OMITTED]

Exhibit 6.174 – [INTENTIONALLY OMITTED]

Exhibit 6.175 – [INTENTIONALLY OMITTED]

Exhibit 6.176 – [INTENTIONALLY OMITTED]

Exhibit 6.177 – [INTENTIONALLY OMITTED]

Exhibit 6.178 – Asset Management Agreement for # Ruth33GoudeySGC8 (9)

Exhibit 6.179 – [INTENTIONALLY OMITTED]

Exhibit 6.180 – [INTENTIONALLY OMITTED]

Exhibit 6.181 – [INTENTIONALLY OMITTED]

Exhibit 6.182 – [INTENTIONALLY OMITTED]

Exhibit 6.183 – [INTENTIONALLY OMITTED]

Exhibit 6.184 – [INTENTIONALLY OMITTED]

Exhibit 6.185 – [INTENTIONALLY OMITTED]

Exhibit 6.186 – [INTENTIONALLY OMITTED]

Exhibit 6.187 – [INTENTIONALLY OMITTED]

Exhibit 6.188 – Asset Management Agreement for # JoshAllenGoldBGS9.5 (9)

Exhibit 6.189 – Asset Management Agreement for #Mantle52ToppsPSA7 (9)

Exhibit 6.190 – [INTENTIONALLY OMITTED]

Exhibit 6.191 – Asset Management Agreement for #LeBronMeloDualLogoman (9)

Exhibit 6.192 – [INTENTIONALLY OMITTED]

Exhibit 6.193 – [INTENTIONALLY OMITTED]

Exhibit 6.194 – [INTENTIONALLY OMITTED]

Exhibit 6.195 – Asset Management Agreement for #Mays1951Bowman7 (9)

Exhibit 6.196 – [INTENTIONALLY OMITTED]

Exhibit 6.197 – [INTENTIONALLY OMITTED]

Exhibit 6.198 – [INTENTIONALLY OMITTED]

Exhibit 6.199 – [INTENTIONALLY OMITTED]

Exhibit 6.200 – [INTENTIONALLY OMITTED]

Exhibit 6.201 – [INTENTIONALLY OMITTED]

Exhibit 6.202 – [INTENTIONALLY OMITTED]

Exhibit 6.203 – [INTENTIONALLY OMITTED]

Exhibit 6.204 – Asset Management Agreement for #MessiMegacracks#71PSA9 (9)

Exhibit 6.205 – [INTENTIONALLY OMITTED]

Exhibit 6.206 – [INTENTIONALLY OMITTED]

Exhibit Index - Page 13

Exhibit 6.207 – [INTENTIONALLY OMITTED]

Exhibit 6.208 – [INTENTIONALLY OMITTED]

Exhibit 6.209 – [INTENTIONALLY OMITTED]

Exhibit 6.210 – [INTENTIONALLY OMITTED]

Exhibit 6.211 – [INTENTIONALLY OMITTED]

Exhibit 6.212 – [INTENTIONALLY OMITTED]

Exhibit 6.213 – [INTENTIONALLY OMITTED]

Exhibit 6.214 – [INTENTIONALLY OMITTED]

Exhibit 6.215 – [INTENTIONALLY OMITTED]

Exhibit 6.216 – [INTENTIONALLY OMITTED]

Exhibit 6.217 – [INTENTIONALLY OMITTED]

Exhibit 6.218 – [INTENTIONALLY OMITTED]

Exhibit 6.219 – Consignment Agreement for #LukaRookieJersey (14) ††

Exhibit 6.220 – Asset Management Agreement for #LukaRookieJersey (9)

Exhibit 6.221 – [INTENTIONALLY OMITTED]

Exhibit 6.222 – [INTENTIONALLY OMITTED]

Exhibit 6.223 – Consignment Agreement for #MahomesImmaculate1of1 (14) ††

Exhibit 6.224 – Asset Management Agreement for #MahomesImmaculate1of1 (9)

Exhibit 6.225 – Consignment Agreement for #JordanLeBronSignoftheTimes (14) ††

Exhibit 6.226 – Asset Management Agreement for #JordanLeBronSignoftheTimes (9)

Exhibit 6.227 – Consignment Agreement for #LeBronMeloDualLogoman (14) ††

Exhibit 6.228 – [INTENTIONALLY OMITTED]

Exhibit 6.229 – [INTENTIONALLY OMITTED]

Exhibit 6.230 – [INTENTIONALLY OMITTED]

Exhibit 6.231 – [INTENTIONALLY OMITTED]

Exhibit 6.232 – [INTENTIONALLY OMITTED]

Exhibit 6.233 – Consignment Agreement for #Gretzky1979Topps9 (19) ††

Exhibit 6.234 – [INTENTIONALLY OMITTED]

Exhibit 6.235 – Consignment Agreement for #LukaWhiteSparkle (15)

Exhibit 6.236 – [INTENTIONALLY OMITTED]

Exhibit 6.237 – [INTENTIONALLY OMITTED]

Exhibit 6.238 – [INTENTIONALLY OMITTED]

Exhibit 6.239 – [INTENTIONALLY OMITTED]

Exhibit 6.240 – Consignment Agreement for #AliRookieCardBVG8 (15)

Exhibit 6.241 – [INTENTIONALLY OMITTED]

Exhibit 6.242 – [INTENTIONALLY OMITTED]

Exhibit 6.243 – [INTENTIONALLY OMITTED]

Exhibit 6.244 – [INTENTIONALLY OMITTED]

Exhibit 6.245 – [INTENTIONALLY OMITTED]

Exhibit 6.246 – Consignment Agreement for #SatchelPaige48LeafSGC30, #1909E95SGCSet, #NegroLeagueLegendaryCutsBasket (15)

Exhibit 6.247 – [INTENTIONALLY OMITTED]

Exhibit 6.248 – [INTENTIONALLY OMITTED]

Exhibit 6.249 – Consignment Agreement for #03ExquisiteBox (15)

Exhibit 6.250 – [INTENTIONALLY OMITTED]

Exhibit 6.251 – [INTENTIONALLY OMITTED]

Exhibit 6.252 – [INTENTIONALLY OMITTED]

Exhibit 6.253 – [INTENTIONALLY OMITTED]

Exhibit 6.254 – Consignment Agreement for #TroutFinestSuperfractor (15)

Exhibit 6.255 – [INTENTIONALLY OMITTED]

Exhibit 6.256 – [INTENTIONALLY OMITTED]

Exhibit 6.257 – Consignment Agreement for #TraeYoungFlawlessGreenBGS9 (15)

Exhibit 6.258 – Consignment Agreement for #Brady2000SPXSpectrumBGS9.5 (15)

Exhibit 6.259 – Consignment Agreement for #MPJChampionshipTicket (15)

Exhibit 6.260 – [INTENTIONALLY OMITTED]

Exhibit Index - Page 14

Exhibit 6.261 – Asset Management Agreement for Series 2.156 through 2.213 added by Amendment No. 10 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibit 2.155 (15)

Exhibit 6.262 – [INTENTIONALLY OMITTED]

Exhibit 6.263 – [INTENTIONALLY OMITTED]

Exhibit 6.264 – [INTENTIONALLY OMITTED]

Exhibit 6.265 – [INTENTIONALLY OMITTED]

Exhibit 6.266 – [INTENTIONALLY OMITTED]

Exhibit 6.267 – [INTENTIONALLY OMITTED]

Exhibit 6.268 – Consignment Agreement for #JustinHerbertHiddenTreasureRPA (17) ††

Exhibit 6.269 – [INTENTIONALLY OMITTED]

Exhibit 6.270 – [INTENTIONALLY OMITTED]

Exhibit 6.271 – [INTENTIONALLY OMITTED]

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Exhibit 6.275 – [INTENTIONALLY OMITTED]

Exhibit 6.276 – [INTENTIONALLY OMITTED]

Exhibit 6.277 – [INTENTIONALLY OMITTED]

Exhibit 6.278 – [INTENTIONALLY OMITTED]

Exhibit 6.279 – Consignment Agreement for #TheRockBumbleBeePSA10 (17) ††

Exhibit 6.280 – [INTENTIONALLY OMITTED]

Exhibit 6.281 – Consignment Agreement for #BabeRuthBowsOutPhoto (17) ††

Exhibit 6.282 – [INTENTIONALLY OMITTED]

Exhibit 6.283 – [INTENTIONALLY OMITTED]

Exhibit 6.284 – [INTENTIONALLY OMITTED]

Exhibit 6.285 – [INTENTIONALLY OMITTED]

Exhibit 6.286 – Consignment Agreement for #MahomesNT1of1 (17) ††

Exhibit 6.287 – Asset Management Agreement for Series 2.215 through 2.252 added by Amendment No. 11 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibit 2.214 (16)

Exhibit 6.288 – [INTENTIONALLY OMITTED]

Exhibit 6.289 – [INTENTIONALLY OMITTED]

Exhibit 6.290 – [INTENTIONALLY OMITTED]

Exhibit 6.291 – [INTENTIONALLY OMITTED]

Exhibit 6.292 – [INTENTIONALLY OMITTED]

Exhibit 6.293 – [INTENTIONALLY OMITTED]

Exhibit 6.294 – Consignment Agreement for #48LeafRuthSGC8,, #OrangeDominguez, (18) ††

Exhibit 6.295 – Consignment Agreement for #JordanExquisite8.5Flashback (21) ††

Exhibit 6.296 – [INTENTIONALLY OMITTED]

Exhibit 6.297 – [INTENTIONALLY OMITTED]

Exhibit 6.298 – [INTENTIONALLY OMITTED]

Exhibit 6.299 – Consignment Agreement for #KareemPointsRecordBall (18) ††

Exhibit 6.300 – Consignment Agreement for #JackieRobinson1952ToppsPSA8.5 (18) ††

Exhibit 6.301 – [INTENTIONALLY OMITTED]

Exhibit 6.302 – [INTENTIONALLY OMITTED]

Exhibit 6.303 – Consignment Agreement for #AlexRodriguez09WSUniform (20)††

Exhibit 6.304 – [INTENTIONALLY OMITTED]

Exhibit 6.305 – Consignment Agreement for, #PeytonManningMVPHelmet, #ChicagoBullsDynastyHardwood, #CharlesBarkleySunsJersey, #KevinDurantHSJersey, #EmbiidFirst50PointGameJersey, #PaulPierce2010ASGJersey, #ChrisBoshGameWornRaptorsSneakers, #KobeFinalSeasonSneakers,, #KobeBryant2001WarmUpJacket, #KobeBryantRookieSneakers, #KobeBryantRoyalBlueJordanSneakers, #KobeBryantFirstWhite#24Jersey, #Giannis48PointGameSneakers (18) ††

Exhibit 6.306 – Consignment Agreement for #TimDuncanPMGGreen (18) ††

Exhibit 6.307 – [INTENTIONALLY OMITTED]

Exhibit 6.308 – [INTENTIONALLY OMITTED]

Exhibit Index - Page 15

Exhibit 6.309 – Consignment Agreement for #LeBronMeloBosh2008TripleLogoMan (18) ††

Exhibit 6.310 – Consignment Agreement for #EddiePlankT206PSA4 (18) ††

Exhibit 6.311 – [INTENTIONALLY OMITTED]

Exhibit 6.312 – [INTENTIONALLY OMITTED]

Exhibit 6.313 – Asset Management Agreement for Series 2.254 through 2.328 added by Amendment No. 12 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibit 2.253 (16, 18)

Exhibit 6.314 – [INTENTIONALLY OMITTED]

Exhibit 6.315 – [INTENTIONALLY OMITTED]

Exhibit 6.316 – [INTENTIONALLY OMITTED]

Exhibit 6.317 – [INTENTIONALLY OMITTED]

Exhibit 6.318 – [INTENTIONALLY OMITTED]

Exhibit 6.319 – Consignment Agreement for, # #KobeBlackHistoryMonthFinalSeasonShoes,,, #LukaDoncic2021PlayoffsSneakers, #TraeYoungSneakers43ptGame,(19) ††

Exhibit 6.320 – [INTENTIONALLY OMITTED]

Exhibit 6.321 – [INTENTIONALLY OMITTED]

Exhibit 6.322 – [INTENTIONALLY OMITTED]

Exhibit 6.323 – [INTENTIONALLY OMITTED]

Exhibit 6.324 – Asset Management Agreement for Series 2.330 through 2.380 and Series 2.382 and 2.383 added by Amendment No. 13 and 14 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibits 2.329 and 2.381 (16, 19)

Exhibit 6.325 – [INTENTIONALLY OMITTED]

Exhibit 6.326 – [INTENTIONALLY OMITTED]

Exhibit 6.327 – [INTENTIONALLY OMITTED]

Exhibit 6.328 – [INTENTIONALLY OMITTED]

Exhibit 6.329 – [INTENTIONALLY OMITTED]

Exhibit 6.330 – [INTENTIONALLY OMITTED]

Exhibit 6.331 – Consignment Agreement for #WiltChamberlain1961FleerRCPSA9 (20) ††

Exhibit 6.332 – [INTENTIONALLY OMITTED]

Exhibit 6.333 – [INTENTIONALLY OMITTED]

Exhibit 6.334 – Consignment Agreement for #Ronaldo2002PaniniFutebolStickersPSA10, #Ronaldo2003PaniniMegaCraquesPSA10 (20) ††

Exhibit 6.335 – [INTENTIONALLY OMITTED]

Exhibit 6.336 – Consignment Agreement for #MLBAllStarGameTicketRunCollection (20) ††

Exhibit 6.337 – Asset Management Agreement for Series 2.385 through 2.395 added by Amendment No. 15 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibit 2.384 (16)

Exhibit 6.338 – [INTENTIONALLY OMITTED]

Exhibit 6.339 – [INTENTIONALLY OMITTED]

Exhibit 6.340 – Consignment Agreement for #MantleDebutStub (21) ††

Exhibit 6.341 – Consignment Agreement for #HamiltonChromeOrangeSapphire (21) ††

Exhibit 6.342 – Consignment Agreement for #TigerWoodsDebutTicket (21) ††

Exhibit 6.343 – [INTENTIONALLY OMITTED]

Exhibit 6.344 – [INTENTIONALLY OMITTED]

Exhibit 6.345 – Consignment Agreement for #RipkenRookieJersey&CardBasket (21) ††

Exhibit 6.346 – [INTENTIONALLY OMITTED]

Exhibit 6.347 – [INTENTIONALLY OMITTED]

Exhibit 6.348 – [INTENTIONALLY OMITTED]

Exhibit 6.349 – [INTENTIONALLY OMITTED]

Exhibit 6.350 – [INTENTIONALLY OMITTED]

Exhibit 6.351 – Consignment Agreement for #OvechkinTheCupBGSGemMint9.5 (21) ††

Exhibit 6.352 – [INTENTIONALLY OMITTED]

Exhibit 6.353 – [INTENTIONALLY OMITTED]

Exhibit 6.354 – [INTENTIONALLY OMITTED]

Exhibit 6.355 – [INTENTIONALLY OMITTED]

Exhibit 6.356 – Consignment Agreement for #CurryGoldToppsPSA10 (21) ††

Exhibit Index - Page 16

Exhibit 6.357 – [INTENTIONALLY OMITTED]

Exhibit 6.358 – [INTENTIONALLY OMITTED]

Exhibit 6.359 – [INTENTIONALLY OMITTED]

Exhibit 6.360 – [INTENTIONALLY OMITTED]

Exhibit 6.361 – [INTENTIONALLY OMITTED]

Exhibit 6.362 – [INTENTIONALLY OMITTED]

Exhibit 6.363 – [INTENTIONALLY OMITTED]

Exhibit 6.364 – [INTENTIONALLY OMITTED]

Exhibit 6.365 – Consignment Agreement for #Pele1958AmericanaPSA3 (21) ††

Exhibit 6.366 – Consignment Agreement for, #1980ToppsBasketballWax, #96SkyboxE-X2000Wax, #LeBronWadeMeloCrystalBGS9.5 (21) ††

Exhibit 6.367 – [INTENTIONALLY OMITTED]

Exhibit 6.368 – [INTENTIONALLY OMITTED]

Exhibit 6.369 – [INTENTIONALLY OMITTED]

Exhibit 6.370 – Consignment Agreement for #LeBronCredentials (21) ††

Exhibit 6.371 – [INTENTIONALLY OMITTED]

Exhibit 6.372 – Consignment Agreement for #LeBronRookieShoes (21) ††

Exhibit 6.373 – [INTENTIONALLY OMITTED]

Exhibit 6.374 – Asset Management Agreement for Series 2.397 through 2.453 added by Amendment No. 16 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibit 2.396 (16)

Exhibit 6.375 – [INTENTIONALLY OMITTED]

Exhibit 6.376 – [INTENTIONALLY OMITTED]

Exhibit 6.377 – [INTENTIONALLY OMITTED]

Exhibit 6.378 – [INTENTIONALLY OMITTED]

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Exhibit 6.380 – [INTENTIONALLY OMITTED]

Exhibit 6.381 – [INTENTIONALLY OMITTED]

Exhibit 6.382 – [INTENTIONALLY OMITTED]

Exhibit 6.383 – [INTENTIONALLY OMITTED]

Exhibit 6.384 – [INTENTIONALLY OMITTED]

Exhibit 6.385 – [INTENTIONALLY OMITTED]

Exhibit 6.386 – [INTENTIONALLY OMITTED]

Exhibit 6.387 – [INTENTIONALLY OMITTED]

Exhibit 6.388 – [INTENTIONALLY OMITTED]

Exhibit 6.389 – [INTENTIONALLY OMITTED]

Exhibit 6.390 – [INTENTIONALLY OMITTED]

Exhibit 6.391 – Asset Management Agreement for Series 2.455 through 2.481 added by Amendment No. 17 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibit 2.454 (16)

Exhibit 7.1 – Acquisition Agreement entered into as of June 16, 2023 between Fractional Ownership Holdings, LLC., F.O.H. Acquisition Inc., and Collectable Technologies, Inc. and, only to the extent and for the purposes explicitly provided for herein, Phil Neuman, an individual (the “Acquisition Agreement”) †††

Exhibit 7.2 – Amendment No. 1 to the Acquisition Agreement

Exhibit 7.3 – Amendment No. 2 to the Acquisition Agreement

Exhibit 7.4 – Amendment No. 3 to the Acquisition Agreement

Exhibit 8 – Form of Escrow Agreement (5)

†	Confidential treatment has been requested for a portion of this Exhibit pursuant to Rule 406.
††	Certain confidential information contained in this Exhibit has been redacted pursuant to the Instruction to Item 17 of Form 1-A.

Exhibit Index - Page 17

†††	The Issuer hereby undertakes to furnish supplemental copies of any of the omitted schedules or exhibits upon request by the U.S. Securities and Exchange Commission; provided, that the Issuer may request confidential treatment pursuant to Rule 418 of the Securities Act of 1933, as amended, for any schedules or exhibits so furnished.
(1)	Incorporated by reference from the Issuer’s Offering Statement on Form 1-A filed with the Commission on March 13, 2020.
(2)	Incorporated by reference from the Issuer’s Amended Offering Statement on Form 1-A/A filed with the Commission on May 8, 2020.
(3)	Incorporated by reference from the Issuer’s Amended Offering Statement on Form 1-A/A filed with the Commission on July 13, 2020.
(4)	Incorporated by reference from the Issuer’s Current Report on Form 1-U filed with the Commission on September 1, 2020.
(5)	Incorporated by reference from the Issuer’s Offering Circular filed with the Commission pursuant to Rule 253(g)(2) on October 26, 2020.
(6)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A POS filed with the Commission on September 16, 2020.
(7)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on September 30, 2020.
(8)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on October 16, 2020.
(9)	Document not filed because substantially identical to Exhibit No. 6.18
(10)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on November 6, 2020.
(11)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on December 11, 2020.
(12)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on December 30, 2020.
(13)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on February 1, 2021.
(14)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on March 15, 2021.
(15)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on April 21, 2021.
(16)	Document not filed because substantially identical to Exhibit No. 6.261.
(17)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on May 12, 2021.
(18)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on July 2, 2021.
(19)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on September 20, 2021.
(20)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on October 26, 2021.
(21)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on February 11, 2022.
(22)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on May 31, 2022.

Exhibit Index - Page 18

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2023.

COLLECTABLE SPORTS ASSETS, LLC

By:	CS Asset Manager, LLC, its managing member

By:	/s/ Jarod Winters
Name:	Jarod Winters
Title:	Authorized Representative

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Philip Neuman		Director of Collectable Technologies, Inc., sole member of	September 28, 2023
Name:	Philip Neuman	CS Asset Manager, LLC

/s/ Jarod Winters		(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	September 28, 2023
Name:	Jarod Winters

CS ASSET MANAGER, LLC		Managing Member	September 28, 2023

By:	/s/ Jarod Winters
Name:	Jarod Winters
Title:	Authorized Representative

Signature Page – Form 1-SA